UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2021

GERMAN AMERICAN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Indiana

(State or other jurisdiction of incorporation)

001-15877	35-1547518
(Commission File Number)	(IRS Employer Identification No.)

711 Main Street
Jasper, Indiana	47546
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 482-1314

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	GABC	Nasdaq Global Select Market

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On September 20, 2021, German American Bancorp, Inc., an Indiana corporation (“German American”), and Citizens Union Bancorp of Shelbyville, Inc., a Kentucky corporation (“CUB”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which CUB agreed to merge with and into German American (the “Merger”). The Merger Agreement provides that CUB’s wholly-owned banking subsidiary, Citizens Union Bank of Shelbyville, Inc. will be merged with and into German American’s wholly-owned banking subsidiary, German American Bank, shortly following the Merger.

Under the terms of the Merger Agreement, each record holder of CUB common stock (other than “Dissenting Shares” (as defined in the Merger Agreement) will receive, for each share of CUB common stock, (a) a 0.7739 (the “Exchange Ratio”) share of German American common stock in a tax-free exchange, plus (b) a cash payment of $13.44 (the “Cash Payment”). Any option to acquire a share of CUB common stock outstanding at the closing of the Merger will be cancelled in exchange for the cash payment of a “Cancellation Amount” equal to (i) the Cash Payment, plus (ii) the Exchange Ratio multiplied by the volume-weighted average price of German American’s common shares over the ten (10) consecutive trading days ending on the trading day that is the fourth business day preceding the Merger closing date, less (iii) the option exercise price per share, and less (iv) any applicable withholding taxes. The Cash Payment and the Cancellation Amount are subject to reduction in the event the “Effective Time Book Value” (as defined in and calculated pursuant to the Merger Agreement) of CUB, at the time of closing of the Merger, falls below the target threshold set forth in the Merger Agreement.

Based on the number of shares of CUB common stock currently outstanding, German American expects to issue approximately 2.9 million shares of its common stock, and pay approximately $50.7 million in cash, in exchange for all of the issued and outstanding shares of CUB common stock and in cancellation of all outstanding options to acquire CUB common stock.

The Boards of Directors of both German American and CUB have approved the Merger Agreement. Consummation of the Merger is subject to approval by federal and state banking regulatory authorities, approval by the shareholders of CUB and certain other conditions set forth in the Merger Agreement. Assuming such approvals are timely secured, German American expects that the Merger will be completed in the first quarter of 2022.

The Merger Agreement contains (a) customary representations and warranties of German American and CUB, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements, and compliance with applicable laws, (b) covenants of CUB to conduct its business in the ordinary course until the Merger is completed, (c) covenants of CUB to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (d) covenants of German American and CUB to take, or not to take, certain actions during the term of the Merger Agreement. CUB has also agreed not to (y) solicit proposals relating to alternative business combination transactions or (z) maintain discussions concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Each party’s obligation to consummate the Merger is subject to various conditions, including (a) approval of the Merger by holders of a majority of the issued and outstanding shares of CUB common stock, (b) receipt of regulatory approvals, (c) effectiveness of the registration statement to be filed by German American with respect to the German American common stock to be issued in the Merger, (d) the accuracy of the representations and warranties of the other party, (e) compliance by the other party with its covenants in all material respects, and (f) the absence of a material adverse effect as to the other party.

The Merger Agreement contains certain termination rights for German American and CUB, as the case may be, applicable upon: (i) certain adverse regulatory decisions in relation to the Merger, (ii) if the Merger has not been closed by April 1, 2022; (iii) a failure of the other party to comply with such party’s covenants (subject to certain rights to cure in certain cases) or a breach of the representations and warranties by the other party that would have a material adverse effect on such party; or (iv) if the CUB shareholders fail to approve the Merger by the required vote. Under certain circumstances, termination of the Merger Agreement may result in the payment of a termination fee of $6.5 million by CUB to German American, as more fully described in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

Voting Agreement

In connection with the Merger Agreement, German American entered into a voting agreement (the “Voting Agreement”) with the members of the board of directors of CUB and with certain other CUB shareholders, all of whom collectively held approximately 60% of the outstanding shares of CUB common stock as of September 20, 2021. Subject to the terms and conditions of the Voting Agreement, the shareholders who are parties thereto have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any alternative acquisition proposal. The Voting Agreement automatically terminates upon any termination of the Merger Agreement.

The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On September 20, 2021, German American and CUB issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In addition, on September 21, 2021, German American will begin conducting a series of meetings with analysts and investors, providing supplemental information regarding the Merger to the meeting participants. A copy of the slides that will be made available in connection with the meetings is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

2

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of German American and CUB will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals and the approval of CUB’s shareholders, and the ability to complete the Merger on the expected timeframe; the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation; the ability of German American to complete integration and attract new customers; possible changes in economic and business conditions; the severity and duration of the COVID-19 pandemic and its impact on general economic and financial market conditions and our business, results of operations and financial condition; the existence or exacerbation of general geopolitical instability and uncertainty; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and other risks and factors identified in German American’s filings with the Securities and Exchange Commission (the “SEC”). German American does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Report. In addition, German American’s and CUB’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

Additional Information

Communications in this Report do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The Merger will be submitted to the CUB shareholders for their consideration. In connection therewith, German American will file a Registration Statement on Form S-4 with the SEC that will include a proxy statement for CUB and a prospectus for German American, as well as other relevant documents concerning the Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus (once filed), as well as other filings containing information about German American, without charge, at the SEC’s website (http://www.sec.gov) or by accessing German American’s website (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information.” Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to David M. Bowling, Chief Executive Officer, Citizens Union Bancorp of Shelbyville, Inc., 1854 Midland Trail, Shelbyville, Kentucky 40065, telephone 866-633-4450.

3

German American and CUB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CUB in connection with the proposed Merger. Information about the directors and executive officers of German American is set forth in the proxy statement for German American’s 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 30, 2021, which information has been updated by German American from time to time in subsequent filings with the SEC. Information about the directors and executive officers of CUB will be set forth in the proxy statement/prospectus relating to the proposed merger. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Reorganization by and among German American Bancorp, Inc., German American Bank, Citizens Union Bancorp of Shelbyville, Inc. and Citizens Union Bank of Shelbyville, Inc., dated as of September 20, 2021.

10.1	Voting Agreement, dated as of September 20, 2021, among German American Bancorp, Inc. and each member of the Board of Directors of Citizens Union Bancorp of Shelbyville, Inc.

99.1	Press Release, dated September 20, 2021.

99.2	Investor Presentation, dated September 2021.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

*	Schedules to the subject agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

* * * * * *

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.

Date: September 20, 2021	By:	/s/ Mark A. Schroeder
Mark A. Schroeder, Chairman and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and among

CITIZENS UNION BANCORP OF SHELBYVILLE, INC.,

a Kentucky corporation,

CITIZENS UNION BANK OF SHELBYVILLE, INC.,

a Kentucky bank,

GERMAN AMERICAN BANCORP, INC.,

an Indiana corporation,

and

GERMAN AMERICAN BANK,

an Indiana bank

September 20, 2021

i

v

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made as of September 20, 2021, by and among CITIZENS UNION BANCORP OF SHELBYVILLE, INC., a Kentucky corporation (“CUB”), CITIZENS UNION BANK OF SHELBYVILLE, INC., a Kentucky bank (“Citizens Union”), GERMAN AMERICAN BANCORP, INC., an Indiana corporation (“GABC”), and GERMAN AMERICAN BANK, an Indiana bank (“German American”).

Recitals

A.       CUB is a corporation duly organized and existing under the Kentucky Business Corporation Act (“KBCA”) that is duly registered with the Board of Governors of the Federal Reserve System (“FRB”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). CUB owns all of the outstanding capital stock of Citizens Union, which is duly organized and existing as a bank under the Kentucky Financial Services Code (“KFSC”) and operates fifteen (15) banking offices in eight (8) counties in Kentucky (namely Shelby, Jefferson, Bullitt, Gallatin, Hardin, Oldham, Owen and Spencer). CUB Investments, Inc., a Kentucky corporation (“CUB Investments”), is a wholly-owned subsidiary of CUB. CUB Title Company LLC (“CUB Title”), CUB St. Denis, LLC (“St. Denis”) and SM 2013, LLC (“Sammy’s”) are each a Kentucky limited liability company and wholly-owned by Citizens Union. Citizens Union also holds a fifty percent (50%) interest in EQP 2011, LLC, a Kentucky limited liability company (“Equestrian Park”). CUB Investments holds a forty percent (40%) interest in Roberts and Smith, LLC, a Kentucky limited liability company (“R&S”). Citizens Union, CUB Investments, CUB Title, St. Denis, Sammy’s, Equestrian Park and R&S are sometimes referred to as the “Subsidiaries” herein. All of the common securities of each of CUB Capital Trust I, a Delaware statutory business trust (“CUB Capital I”), and CUB Capital Trust II, a Delaware statutory business trust (“CUB Capital II” and together with CUB Capital I, the “Trusts”), are held by CUB.

B.       GABC is a corporation duly organized and existing under Indiana Business Corporation Law (“IBCL”) that is duly registered with the FRB as a bank holding company under the BHC Act. GABC owns all of the outstanding capital stock of German American, which is duly organized as a bank under the Indiana Financial Institutions Act (“IFIA”) and operates sixty-eight (68) banking offices in nineteen (19) counties in Indiana and eight (8) counties in Kentucky.

C.       The parties desire to effect transactions whereby, in consideration of the payment of cash and the issuance of shares of common stock, without par value, of GABC (such shares being hereafter referred to as “GABC Common”) to the shareholders of CUB in exchange for their shares of common stock, without par value, of CUB (“CUB Common”), CUB will be merged with and into GABC and, immediately thereafter, Citizens Union will be merged with and into German American (the “Mergers”).

D.       The parties intend for the Mergers to qualify as a reorganization within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and agree to cooperate and take such actions as may be reasonably necessary to assure such result.

Agreements

In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows:

Article I

TERMS OF THE MERGERS & CLOSING

Section 1.01.        The Holding Company Merger. Pursuant to the terms and provisions of this Agreement, the IBCL, the KBCA and the Plan of Merger attached hereto as Exhibit 1.01 and incorporated herein by this reference (the “Holding Company Plan of Merger”), CUB shall merge with and into GABC (the “Holding Company Merger”). CUB shall be the “Merging Corporation” in the Holding Company Merger and its corporate identity and existence, separate and apart from GABC, shall cease on consummation of the Holding Company Merger. GABC shall be the “Surviving Corporation” in the Holding Company Merger, and its name shall not be changed pursuant to the Holding Company Merger.

Section 1.02.        Effect of the Holding Company Merger. The Holding Company Merger shall have all the effects provided with respect to the merger of a corporation with and into an Indiana corporation under the IBCL and all the effects provided with respect to a merger of a Kentucky corporation with and into a foreign corporation under the KBCA.

Section 1.03.        The Holding Company Merger – Conversion of Shares.

(a)               At the time of filing with the Indiana Secretary of State and the Kentucky Secretary of State of appropriate Articles of Merger with respect to the Holding Company Merger, or at such later time as shall be specified by such Articles of Merger (the “Effective Time”), all of the shares of CUB Common that, immediately prior to the Effective Time, are issued and outstanding (except for “Dissenting Shares” as provided in Section 1.03(j) below) shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted in accordance with subsections (b) and (c) of this Section 1.03 into the right to receive, subject to the provisions set forth in this Agreement, (i) a cash payment, and (ii) newly-issued shares of GABC Common (together, such cash and GABC Common is sometimes collectively referred to in this Agreement as the “Merger Consideration”) pursuant to this Section 1.03.

(b)               Each record holder of CUB Common (other than Dissenting Shares) immediately prior to the Effective Time shall be entitled to receive from GABC for each of such holder’s shares of CUB Common then held of record by such record holder (i) a cash payment in the amount of Thirteen and 44/100 Dollars ($13.44) or such lesser amount, but not less than zero, as may be determined by operation of subsection (c) of this Section 1.03 (the “Cash Payment”), and (ii) 0.7739 (the “Exchange Ratio”) of a newly-issued share of GABC Common. The Citizens Union Bancorp of Shelbyville, Inc. Employee Stock Ownership Trust (with 401(k) Provisions), as the record holder of shares of CUB Common held in the Citizens Union Bancorp of Shelbyville, Inc. Employee Stock Ownership Plan (with 401(k) Provisions) (the “401(k) and ESOP”), shall be entitled to receive from GABC on the business day on which the Effective Time occurs, on behalf of the beneficial owners of shares of CUB Common held therein, the Merger Consideration. The Exchange Ratio shall be subject to adjustment in accordance with the provisions of Section 1.03(i) of this Agreement.

(c)               If CUB’s Effective Time Book Value (as defined by and calculated in accordance with this subparagraph) shall be less than the Target Book Value (as defined below) (the dollar amount of such shortfall is referred to in this Agreement as the “Shortfall”), then each of (i) the Cash Payment component of the Merger Consideration, payable with respect to each share of CUB Common that is eligible to receive such Cash Payment, and (ii) the Cancellation Payment (as further described in Section 1.03(d) below), payable with respect to each share of CUB Common subject to an Option (as further described in Section 1.03(d) below), shall be reduced by a per share amount (rounded to the nearest whole cent) equal to the quotient obtained by dividing the dollar amount of the Shortfall by (x) the number of shares of CUB Common outstanding that is eligible to receive a Cash Payment, plus (y) the number of unissued shares of CUB Common subject to an Option that is eligible to receive a Cancellation Payment (the “Shortfall Adjustment”).

For purposes of this subparagraph (c), “Effective Time Book Value” shall be calculated as the estimated shareholders’ equity of CUB as of the Effective Time determined in accordance with United States generally accepted accounting principles (“GAAP”) to the reasonable satisfaction of GABC, to be delivered by CUB to GABC no later than five (5) business days prior to the Closing Date, and which shall reflect an allowance for loan and lease losses calculated in a manner consistent with Citizens Union’s historical practices. For purposes of computing, “Effective Time Book Value,” in no event shall the assumed provision for loan and lease losses be less than zero for any period after April 30, 2021. For the purposes of this subparagraph (c), “Target Book Value” shall be an amount equal to One Hundred Three Million Three Hundred Ninety-Four Thousand and 00/100 Dollars ($103,394,000.00) adjusted (1) downward by the product of Twenty-Eight Thousand and 00/100 Dollars ($28,000.00) (the “Per Diem Factor”) and the number of days the Effective Time is before January 1, 2022, or (2) upward by the product of the Per Diem Factor and the number of days the Effective Time is after January 1, 2022.

Notwithstanding the foregoing, the “Effective Time Book Value” shall reflect all after-tax accruals for all of CUB’s and Citizens Union’s fees, expenses and costs relating to the Mergers (regardless of whether GAAP would require that such obligations be accrued as liabilities as of the Effective Time), including but not limited to those incurred by CUB or Citizens Union in negotiating the terms of the Mergers, preparing, executing and delivering this Agreement, obtaining shareholder and regulatory approvals, and closing the Mergers, retention bonuses authorized by Section 4.01(a)(vi) of this Agreement, change of control or success bonuses, if any, to officers or directors as a result of the Mergers, additional accruals required pursuant to any director deferred compensation agreements, if any, costs of taking reasonable remedial and corrective actions and measures pursuant to Section 4.05, costs to cure or remove any material defects that GABC deems unacceptable other than Standard Permitted Exceptions pursuant to Section 4.07, termination, deconversion, liquidated damage, upfront payment recapture, and other similar costs, fees and expenses, in excess of the amount set forth in clause (4) below, payable upon the termination of any contracts contemplated by such clause (4), and including fees, expenses and costs that might not be deemed earned or become payable until after the Effective Time, such as, but not limited to, investment banking fees and similar payments for services performed prior to the Effective Time that may not be deemed earned unless and until the Mergers have become effective; provided, however, that in calculating the Effective Time Book Value for purposes of this Section, none of the following will be considered: (1) gains or losses on sales of securities by CUB or Citizens Union incurred after April 30, 2021; (2) any increase in assets or decrease in liabilities resulting from the issuance or redemption of shares of capital stock or other equity interests of CUB, including, but not limited to, CUB making the Cancellation Payment set forth in subparagraph (d) below; (3) any changes to the value of CUB’s investment portfolio attributed to ASC 320, whether upward or downward from April 30, 2021 until the measurement date; (4) up to an aggregate of $3,365,000 in termination, deconversion, liquidated damage, upfront payment recapture, and other similar costs, fees and expenses payable upon the termination of any contracts (including, but not limited to, the CUB data processing and branded debit card incentive contracts) set forth on Section 2.18 of the CUB Disclosure Schedule or otherwise; (5) expenses relating to any litigation arising out of or in connection with this Agreement, the Mergers or any of the transactions contemplated hereby; and (6) severance and other payments pursuant to Section 5.05(e) of this Agreement (exclusive of any change of control payments, success bonuses or settlement payments payable to officers or directors as a result of the Mergers).

(d)               To the extent that the holders of any options to purchase CUB Common granted by CUB (“Options”) under the Citizens Union Bancorp of Shelbyville, Inc. 2010 Stock Option Plan or the Citizens Union Bancorp of Shelbyville, Inc. 2017 Stock Option Plan (the “CUB Stock Option Plan”) are then validly exercisable (except for the satisfaction of any minimum vesting requirement, and provided that CUB’s Board of Directors will accelerate vesting of any unvested options in accordance with the terms of the CUB Stock Option Plan prior to the Effective Time) by the holders thereof but have not been validly exercised on or before the Effective Time (“Cancelled Rights”), and subject to any action required by CUB’s Board of Directors and any consent required by any holder of a stock option, such Cancelled Rights (i) shall, at the Effective Time, be deemed to have been cancelled and shall no longer be deemed to represent the right to receive shares of CUB Common on any terms or conditions, and shall not be converted into the right to receive shares of GABC Common or other equity-based consideration pursuant to the Merger, and (ii) shall be deemed at all times at and after the Effective Time to represent only the right to receive, subject to compliance by the holders thereof with this Section 1.03(d), a cash payment in cancellation of the rights of the holders thereof (the “Cancellation Payment”). The Cancellation Payment for each stock option for a share of CUB Common shall be equal to an amount payable in cash equal to the sum of (i) the Cash Payment (reflecting any Shortfall Adjustment under Section 1.03(c), plus (ii) the Exchange Ratio multiplied by the volume weighted average of the trading prices of GABC Common, rounded to the nearest cent, during the ten (10) consecutive trading days ended on the trading day that is the fourth business day preceding the Closing Date, as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative source mutually selected by the parties), less (iii) the Option exercise price per share, and less (iv) any applicable withholding taxes (the “Cancellation Amount”). As a condition to its obligation to pay the Cancellation Payment to any holder of Cancelled Rights pursuant to this Section 1.03(d), GABC shall be entitled to require from each such holder an agreement, in form and substance reasonably acceptable to CUB, agreeing to accept such Cancellation Payment in complete cancellation, satisfaction and release of all claims of such holder in respect thereof (the “Cancellation Agreement”) plus the surrender of the original stock option agreement evidencing such unexercised Options (the “Cancellation Documentation”). It shall be a condition of payment of the Cancellation Payment that the Cancellation Agreement shall be properly executed and that the underlying stock option agreement that evidences the Cancelled Right shall be in proper form for cancellation and that the person requesting such Cancellation Payment shall pay to GABC any required transfer or other taxes or establish to the satisfaction of GABC that such tax has been paid or is not subject to withholding by GABC. Subject to the terms and conditions of such Cancellation Agreement, including, without limitation the prior completion of the Holding Company Merger, GABC shall be required to pay promptly the Cancellation Amount (without interest) to any such holder upon the delivery of such Cancellation Agreement and Cancellation Documentation to GABC at the principal offices of GABC in Jasper, Indiana, on any trading day after the date on which the Effective Time occurs, subject to applicable unclaimed property laws. If any holder of an Option does not consent to the treatment of his or her Options under this Section 1.03(d), his or her Options will be converted to stock options to purchase the Merger Consideration or the value thereof in accordance with the terms of the applicable CUB Stock Option Plan.

(e)               The shares of GABC Common issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of GABC.

(f)                No fractional shares of GABC Common shall be issued and, in lieu thereof, holders of shares of CUB Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of CUB Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share and the volume weighted average of the trading prices of GABC Common, rounded to the nearest cent, during the twenty (20) consecutive trading days ended on the trading day that is the second business day preceding the Closing Date, as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative source mutually selected by the parties).

(g)               At the Effective Time, each share of CUB Common, if any, held in the treasury of CUB or by any direct or indirect subsidiary of CUB (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(h)               At the Effective Time, all of the outstanding shares of CUB Common, by virtue of the Holding Company Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of CUB Common (“Certificates”) shall thereafter cease to have any rights with respect to such shares, except: (i) the right of such holders to receive, without interest, the cash payment and the certificates for the shares of GABC Common upon the surrender of such Certificate or Certificates in accordance with Section 1.07; or (ii) the right to receive payment of the fair value of Dissenting Shares in accordance with the provisions of the KBCA and Section 1.03(j).

(i)                 If (i) GABC shall hereafter declare a stock dividend or other distribution of property or securities (other than a cash dividend) upon the GABC Common or shall subdivide, split up, reclassify or combine the GABC Common, and (ii) the record date for such transaction is prior to the date on which the Effective Time occurs, appropriate adjustment or adjustments will be made to the Exchange Ratio.

(j)                 Shares of CUB Common which are issued and outstanding immediately prior to the Effective Time and which are held by persons who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto (“Dissenting Shares”) in accordance with the KBCA will not be converted into the right to receive the Merger Consideration, but will be entitled in lieu thereof, to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of the KBCA unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the KBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of CUB Common will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. CUB will give GABC prompt notice of any notices of intent to demand payment received by CUB with respect to shares of CUB Common. Prior to the Effective Time, CUB will not, except with the prior written consent of GABC, make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.04.        The Holding Company Merger – Cancellation of Options. To the extent that, immediately prior to the Effective Time, there are (even though CUB has represented and warranted pursuant to Section 2.01(g) that there are at the time of this Agreement no such rights, and that none will be created during the term of this Agreement) any outstanding stock options (or warrants or other rights to purchase securities issued by CUB) (whether to employees or directors of CUB, Citizens Union or others) other than the Cancelled Rights that are described by Section 1.03(d) (such rights to purchase or convert, other than the Cancelled Rights, are referred to herein as the “Unscheduled Purchase Rights”), such Unscheduled Purchase Rights shall as of the Effective Time be deemed to be cancelled without consideration (and any and all stock option plans, warrant purchase agreements, or other arrangements under which such Unscheduled Purchase Rights shall have been issued shall at such time be deemed terminated without consideration), and CUB shall not accept any purported notice of exercise of any such Unscheduled Purchase Right but shall promptly notify GABC of any such purported notice. GABC shall have no obligation to any employee, director, agent or other person claiming by or through CUB or its predecessor in interest with respect to any claim arising in respect of any such Unscheduled Purchase Right (or plan or arrangement).

Section 1.05.        The Bank Merger. Citizens Union and CUB shall take all action necessary and appropriate, including entering into an agreement and plan of merger (the “Bank Merger Agreement” and collectively with the Holding Company Plan of Merger, the “Plans of Merger”) substantially in the form attached hereto as Exhibit 1.05, to cause Citizens Union to merge with and into German American (the “Bank Merger”) in accordance with all applicable laws and regulations, effective immediately after the Effective Time after the consummation of the Holding Company Merger.

Section 1.06.        The Closing. The closing of the Mergers (the “Closing”) shall take place on the Closing Date described in Section 1.08 of this Agreement, and at such time and at such place as determined in accordance with Section 1.08.

Section 1.07.        Exchange Procedures; Surrender of Certificates.

(a)               GABC shall appoint an exchange agent for the surrender of Certificates (or book entry of shares) formerly representing CUB Common (other than Dissenting Shares) in exchange for the Merger Consideration, which may be a third party, GABC or German American (such agent is referred to herein as the “Exchange Agent”).

(b)               At least one business day prior to the Effective Time, GABC shall provide to the Exchange Agent the aggregate number of GABC Common and an amount in cash representing the aggregate cash component of the Merger Consideration, together with aggregate cash to be paid in lieu of fractional shares pursuant to Section 1.03(f) hereto, all of which shall be held by the Exchange Agent in trust for the holders of CUB Common (collectively, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than as set forth in this Section 1.07.

(c)               Within five (5) business days after the date on which the Effective Time occurs, the Exchange Agent shall provide to each record holder of CUB Common whose shares were converted into the right to receive a pro rata portion of the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon the proper delivery of the Certificates (or book entry of shares) to the Exchange Agent and shall be in such form and have such other provisions as GABC may reasonably specify) (each such letter the “Merger Letter of Transmittal”) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Except with respect to Dissenting Shares, promptly after surrender to the Exchange Agent of a Certificate(s) (or book entry of share(s)), together with a Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall deliver to such surrendering Certificate holder the applicable aggregate amount of Merger Consideration. No interest on the Merger Consideration payable or issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued or paid to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance or payment shall pay to the Exchange Agent any required transfer or other taxes or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. GABC reserves the right in all cases to require that a surety bond on terms and in an amount reasonably satisfactory to GABC be provided to GABC at the expense of the CUB shareholder in the event that such shareholder claims loss of a Certificate and requests that GABC waive the requirement for surrender of such Certificate.

(d)               No dividends that are otherwise payable on shares of GABC Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of GABC Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of GABC Common shall be issued any dividends which shall have become payable with respect to such shares of GABC Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.

Section 1.08.        The Closing Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned and subject to the satisfaction (or waiver, where applicable) of the conditions set forth in Article VI, the Closing shall take place on the first day of the calendar month (other than a calendar month in which the last day of a calendar quarter occurs) following each of the conditions in Section 6.01(c) and (e) and Section 6.02(c) and (e) being satisfied, or on such later or earlier date as CUB and GABC may agree (the “Closing Date”); provided, however, that the Closing shall only take place prior to January 1, 2022 to the extent that changes to the Code, occurring after the date hereof, make it more advantageous to CUB shareholders to close during 2021 (subject, in all cases, to the other conditions of this Section). The Closing shall take place remotely via the electronic exchange of documents and signatures on the Closing Date, unless the parties otherwise agree. The parties hereto acknowledge and agree that (i) all proceedings at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered, and (ii) the Closing shall be deemed to have taken place at the offices of GABC in Jasper, Indiana, at 12:01 A.M. Eastern Time, on the Closing Date, unless the parties shall mutually otherwise agree.

Section 1.09.        Actions At Closing.

(a)               At the Closing, CUB shall deliver to GABC:

(i)                 certified copies of the articles of incorporation and bylaws (including any and all amendments thereto) of CUB, Citizens Union and CUB Investments, certified copies of the articles of organization and operating agreements of CUB Title, St. Denis, Sammy’s, Equestrian Park and R&S, and the certified organizational documents of each of the Trusts;

(ii)              a certificate signed by the Chief Executive Officer of CUB, dated as of the Effective Time, stating, to the best of his knowledge and belief, after due inquiry, that: (A) each of the representations and warranties contained in Article II is true and correct in all material respects at the time of the Closing, subject to the standard specified in Section 6.01(a) hereof, as if such representations and warranties had been made at Closing, (B) all the covenants of CUB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (C) CUB and Citizens Union have performed and complied in all material respects, unless waived by GABC, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

(iii)            certified copies of the resolutions of CUB’s Board of Directors and shareholders, approving and authorizing the execution of this Agreement and the Holding Company Plan of Merger and authorizing the consummation of the Holding Company Merger;

(iv)             a certified copy of the resolutions of the Board of Directors of Citizens Union and of its shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger;

(v)               a certificate of the Kentucky Secretary of State, dated a recent date, stating that CUB is duly incorporated and existing under Kentucky law;

(vi)             a certificate of the Kentucky Secretary of State, dated a recent date, stating that Citizens Union is duly incorporated and existing under Kentucky law;

(vii)          a certificate of the Kentucky Secretary of State, dated a recent date, stating that CUB Investments is duly incorporated and existing under Kentucky law;

(viii)        a certificate of the Kentucky Secretary of State, dated a recent date, stating, respectively, that CUB Title, St. Denis, Sammy’s, Equestrian Park and R&S are duly organized and in good standing in the Commonwealth of Kentucky;

(ix)             certificates of the Delaware Secretary of State, dated a recent date, stating that each of the Trusts is duly organized and exists in the State of Delaware;

(x)               any title affidavits or documents required by the Title Company (as defined in Section 4.07) to issue the Title Policies (as defined in Section 4.07);

(xi)             a certified list of the holders of CUB Common of record as of the close of business on the business day immediately preceding the Closing Date showing, by holder and in the aggregate, the number of shares of CUB of record as of such time;

(xii)          a certified list of those holders of CUB Common of record as of the close of business on the business day immediately preceding the Closing Date who are holders of Dissenting Shares and the number of shares of CUB Common as to which each of them are holding Dissenting Shares; and

(xiii)        third party consents required to consummate the transactions contemplated in this Agreement as set forth in Section 2.02(e) of the CUB Disclosure Schedule (as defined below).

(b)               At the Closing, GABC shall deliver to CUB:

(i)                 a certificate signed by the Chief Executive Officer of GABC, dated as of the Effective Time, stating, to the best of his knowledge and belief, after due inquiry, that: (A) each of the representations and warranties contained in Article III is true and correct in all material respects at the time of the Closing, subject to the standard specified in Section 6.02(a) hereof, as if such representations and warranties had been made at Closing, (B) all the covenants of GABC have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (C) GABC and German American have performed and complied in all material respects, unless waived by CUB, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

(ii)              a certified copy of the resolutions of GABC’s Board of Directors authorizing the execution of this Agreement and the Holding Company Plan of Merger and the consummation of the Holding Company Merger;

(iii)            a certified copy of the resolutions of German American’s Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger; and

(iv)             certificates of the Indiana Secretary of State, dated a recent date, stating that GABC and German American each is duly organized and exists under the IBCL and IFIA, respectively.

(c)               At the Closing, GABC and CUB shall execute and/or deliver to one another such other documents and instruments, and take such other actions as shall be necessary or appropriate to consummate the Mergers, including the execution and the presentation of executed Articles of Merger (including the Holding Company Plan of Merger and/or Bank Plan of Merger with the blank provisions completed in accordance with the provisions of Article I of this Agreement) to the Indiana Secretary of State for filing under the IBCL and the IFIA, and the Kentucky Secretary of State for filing under the KBCA and KFSC accompanied by the appropriate fees.

Article II

REPRESENTATIONS AND WARRANTIES OF
CUB AND CITIZENS UNION

CUB and Citizens Union hereby jointly and severally make the following representations and warranties to GABC and German American with respect to CUB, the Subsidiaries and the Trusts:

Section 2.01.        Organization and Capital Stock.

(a)               CUB is a corporation duly organized and validly existing under the KBCA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. CUB’s only direct wholly-owned subsidiary is Citizens Union. Except as set forth in Schedule 2.01(a) of the disclosure schedule that has been prepared by CUB and delivered by CUB to GABC in connection with the execution and delivery of this Agreement (the “CUB Disclosure Schedule”), CUB is not engaged in any activities that are financial in nature and only permissible for financial holding companies under 12 U.S.C. 1843(k).

(b)               Citizens Union is a Kentucky commercial bank duly organized and validly existing under the KBCA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the issued and outstanding capital stock of Citizens Union is owned by CUB. Citizens Union is subject to primary federal supervision and regulation by the Federal Deposit Insurance Corporation (“FDIC”).

(c)               CUB Investments is a Kentucky corporation duly organized and validly existing under the KBCA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the issued and outstanding capital stock of CUB Investments is owned by CUB.

(d)               CUB Title, St. Denis, Sammy’s, Equestrian Park and R&S are each a limited liability company duly organized and in good standing under the laws of the Commonwealth of Kentucky, and each have the limited liability company power to own all of its assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the membership interests of CUB Title, St. Denis, and Sammy’s are owned by Citizens Union. Citizens Union holds fifty percent (50%) of the membership interests in Equestrian Park. CUB Investments holds forty percent (40%) of the membership interests in R&S.

(e)               Each of the Trusts is a statutory business trust duly organized and validly existing under the laws of the State of Delaware and has the trust power to own all of its assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the common securities of each of the Trusts are owned by CUB. The Trusts have no subsidiaries.

(f)                CUB has authorized five million (5,000,000) shares of no par common stock (“CUB Common,” as previously referenced). As of the date of this Agreement, 3,706,299 shares of CUB Common are issued and outstanding. All such outstanding shares of CUB Common are duly and validly issued and outstanding, fully paid and non-assessable. None of the outstanding shares of CUB Common has been issued in violation of any preemptive rights of the current or past shareholders of CUB or in violation of any applicable federal or state securities laws or regulations. CUB has no capital stock authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and, except as set forth in Section 2.01(f) of the CUB Disclosure Schedule, CUB has no intention or obligation to authorize or issue additional shares of its capital stock.

(g)               Citizens Union has authorized common stock of twelve thousand (12,000) shares, $50 par value per share (“Citizens Union Common”). As of the date of this Agreement, 9,956 shares of Citizens Union Common are issued and outstanding. All of such shares of Citizens Union Common are duly and validly issued and outstanding, are fully paid and nonassessable and are owned by CUB. None of the outstanding shares of Citizens Union Common has been issued in violation of any preemptive rights of the current or past shareholders of Citizens Union or in violation of any applicable federal or state securities laws or regulations. All of the shares of Citizens Union Common are owned by CUB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Citizens Union has no capital stock authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other shares of capital stock.

(h)               CUB Investments has authorized common stock of two thousand (2,000) shares, no par value (“CUB Investments Common”). As of the date of this Agreement, 10 shares of CUB Investments Common are issued and outstanding. All of such shares of CUB Investments Common are duly and validly issued and outstanding, are fully paid and nonassessable and are owned by CUB. None of the outstanding shares of CUB Investments Common has been issued in violation of any preemptive rights of the current or past shareholders of CUB Investments or in violation of any applicable federal or state securities laws or regulations. All of the shares of CUB Investments Common are owned by CUB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. CUB Investments has no capital stock authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other shares of capital stock.

(i)                 One hundred percent of the issued and outstanding membership interests of CUB Title is owned by Citizens Union. Such membership interests have been duly and validly authorized by all necessary limited liability company action of CUB Title and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any CUB Title equity owners. Such membership interests are owned free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. CUB Title has no membership interests authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other membership interests.

(j)                 One hundred percent of the issued and outstanding membership interests of St. Denis is owned by Citizens Union. Such membership interests have been duly and validly authorized by all necessary limited liability company action of St. Denis and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any St. Denis equity owners. Such membership interests are owned free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. St. Denis has no membership interests authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other membership interests.

(k)               One hundred percent of the issued and outstanding membership interests of Sammy’s is owned by Citizens Union. Such membership interests have been duly and validly authorized by all necessary limited liability company action of Sammy’s and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Sammy’s equity owners. Such membership interests are owned free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Sammy’s has no membership interests authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other membership interests.

(l)                 Fifty percent (50%) of the issued and outstanding membership interests of Equestrian Park is owned by Citizens Union, and fifty percent (50%) of the issued and outstanding membership interests of Equestrian Park is owned by KB Special Assets Unit, LLC. Such membership interests have been duly and validly authorized by all necessary limited liability company action of Equestrian Park, and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Equestrian Park equity owners. Such membership interests are owned free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Equestrian Park has no membership interests authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other membership interests.

(m)             Forty percent (40%) of the issued and outstanding membership interests of R&S is owned by CUB Investments, and sixty percent (60%) of the issued and outstanding membership interests of R&S is owned by H. Barry Smith (ten percent (10%)), Carolyn Hundley-Smith (ten percent (10%)), Odyssey Land, Inc. (twenty percent (20%)), and T&T Land Company LLC (twenty percent (20%). Such membership interests have been duly and validly authorized by all necessary limited liability company action of R&S, and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any R&S equity owners. Such membership interests are owned free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. R&S has no membership interests authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other membership interests.

(n)               CUB Capital I has 310 shares of common securities authorized and outstanding, $1,000 per share liquidation value, and 10,000 capital securities authorized and outstanding, $1,000 per share liquidation value. All of the common securities of CUB Capital I are held beneficially and of record by CUB. Such issued and outstanding trust securities have been duly and validly authorized by all necessary corporate action of CUB Capital I, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any security holders of CUB Capital I. All of the issued and outstanding common securities of CUB Capital I are owned by CUB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. CUB Capital I has no capital securities authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other shares of capital securities.

(o)               CUB Capital II has 310 shares of common securities authorized and outstanding, $1,000 per share liquidation value, and 10,000 capital securities authorized and outstanding, $1,000 per share liquidation value. All of the common securities of CUB Capital II are held beneficially and of record by CUB. Such issued and outstanding trust securities have been duly and validly authorized by all necessary corporate action of CUB Capital II, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any security holders of CUB Capital II. All of the issued and outstanding common securities of CUB Capital II are owned by CUB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. CUB Capital II has no capital securities authorized, issued or outstanding other than as described in this paragraph of Section 2.01 and has no intention or obligation to authorize or issue any other shares of capital securities.

(p)               There are no shares of capital stock or other equity securities of CUB, the Subsidiaries or the Trusts authorized, issued or outstanding (except as set forth in this Section 2.01) and, except as set forth in Section 2.01 of the CUB Disclosure Schedule, there are no outstanding options, warrants, rights to subscribe for, calls, puts, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of CUB, the Subsidiaries or the Trusts, or contracts, commitments, understandings or arrangements by which CUB, the Subsidiaries or the Trusts are or may be obligated to issue additional shares of its capital stock, other equity interests, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or equity interests (and none will be created during the term of this Agreement). Except for the Amended and Restated Stock Restriction and Purchase Agreement, dated as of September 22, 2015, as amended by a First Amendment thereto effective as of July 20, 2021 (the “CUB Shareholder Agreement”), by and among CUB and the shareholders listed therein, and the Voting Agreement (as defined in Section 2.02(a)), there are no voting agreements, shareholder agreements, proxies or other agreements in effect pursuant to which CUB, the Subsidiaries or the Trusts, or any of their respective shareholders, members, securities holders or trustees, has a contractual obligation with respect to the voting or transfer of capital stock or other equity securities of CUB, the Subsidiaries or the Trusts. The CUB Shareholder Agreement shall terminate at the Effective Time pursuant to Section 4(d) thereof and, as a result, GABC shall have no obligations or liability with respect thereto.

Section 2.02.        Authorization; No Defaults.

(a)               All of the members of the Board of Directors of CUB and certain shareholders of CUB entered into a Voting Agreement, dated as of the date of this Agreement, pursuant to which they agreed to vote their shares of CUB Common in favor of the Holding Company Merger (the “Voting Agreement”). The Boards of Directors of CUB and Citizens Union have, by all appropriate action, approved this Agreement and the Holding Company Merger or Bank Merger, as applicable and contemplated hereby, and have authorized the execution of this Agreement and the applicable Plan of Merger on CUB’s or Citizens Union’s behalf by their respective duly authorized officers and the performance by CUB and Citizens Union of their respective obligations hereunder. Prior to the execution of this Agreement, the Board of Directors of CUB received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of ProBank Austin to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of CUB Common (the “CUB Fairness Opinion”). Except as provided in Section 2.02(a) of the CUB Disclosure Schedule, nothing in the Articles of Incorporation or Bylaws of CUB, as amended, or the Articles of Incorporation or Bylaws of Citizens Union, as amended, or in any material agreement or instrument, or any decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which CUB or Citizens Union is bound or subject, would prohibit CUB or Citizens Union from consummating, or would be violated or breached by CUB’s or Citizens Union’s consummation of, this Agreement, the Holding Company Merger or the Bank Merger and other transactions contemplated herein on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by CUB and Citizens Union and constitutes a legal, valid and binding obligation of CUB and Citizens Union, enforceable against CUB and Citizens Union in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. No corporate acts or proceedings, other than those already taken and the approval of the Holding Company Merger by the holders of a majority of the outstanding shares of CUB Common and the Bank Merger by CUB as sole shareholder of Citizens Union, are required by law to be taken by CUB or Citizens Union to authorize the execution, delivery and performance of this Agreement.

(b)               Except as set forth in Section 2.02(b) of the CUB Disclosure Schedule, none of CUB, the Subsidiaries or the Trusts are, nor will they be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, CUB’s, the Subsidiaries’ or the Trusts’ organizational documents, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

(c)               Except as set forth in Section 2.02(c) of the CUB Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, does or will (i) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of CUB, the Subsidiaries or the Trusts; (ii) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which CUB, the Subsidiaries or the Trusts is subject or bound, the result of which would have a Material Adverse Effect (as defined below); or (iii) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, CUB, the Subsidiaries or the Trusts is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment. For the purpose of this Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of CUB, the Subsidiaries and the Trusts taken as a whole, or GABC and German American taken as a whole, as applicable or (ii) would materially impair the ability of CUB or GABC, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws (including the Pandemic Measures) of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of CUB and Citizens Union, or GABC and German American, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally and, in each case, do not specifically relate to the party or its Subsidiaries (including any such changes, conditions or circumstances arising out of the Pandemic or any Pandemic Measures), (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any directors, officers or employees under agreements, plans or other arrangements in existence of or contemplated by this Agreement and disclosed to GABC, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of CUB, the Subsidiaries and the Trusts, or GABC and German American, as applicable, (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices, and (i) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic); provided that in no event shall a change in the trading price of the GABC Common Stock, by itself, be considered to constitute a Material Adverse Effect on GABC (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect). As used in this Agreement, the term “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions, variations or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; and the term “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequester or other directives, guidelines, executive orders, mandates or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

(d)               Other than the filing of Articles of Merger with the Indiana Secretary of State and the Kentucky Secretary of State for the Mergers and in connection or in compliance with the banking regulatory approvals contemplated by Section 5.01, federal and state securities laws and the rules and regulations promulgated thereunder and rules of NASDAQ, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by CUB or Citizens Union of the transactions contemplated by this Agreement.

(e)               Other than those filings, authorizations, consents and approvals referenced in Section 2.02(d) above and except as set forth in Section 2.02(e) of the CUB Disclosure Schedule, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by CUB or Citizens Union of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

(f)                Section 2.02(f) of the CUB Disclosure Schedule contains a description of the business activities of each of the Subsidiaries, all of which are duly authorized under applicable bank regulatory law.

Section 2.03.        Subsidiaries. Except for the ownership of the Subsidiaries and the Trusts and other matters as disclosed in Section 2.03 of the CUB Disclosure Schedule, neither CUB nor Citizens Union has (or has had at any time in the last five (5) years) any direct or indirect ownership interest in any corporation, partnership, limited liability company, joint venture or other business.

Section 2.04.        Financial Information.

(a)               The consolidated balance sheet of CUB and its subsidiaries as of December 31, 2020 and 2019 and related consolidated statements of income, changes in shareholders’ equity and cash flows for the three (3) years ended December 31, 2020, together with the notes thereto, accompanied by the audit report of CUB’s independent public auditors, and the consolidated balance sheets of CUB as of April 30, 2021 and June 30, 2021, and the related consolidated statements of income and cash flows (together, such financial statements are referred to herein as the “CUB Financial Statements”) have been provided to GABC and German American, have been prepared in accordance with GAAP (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders’ equity and cash flows of CUB and its consolidated subsidiaries as of the dates and for the periods indicated.

(b)               Neither CUB nor Citizens Union has any material liability, fixed or contingent, except to the extent set forth in the CUB Financial Statements or incurred in the ordinary course of business since December 31, 2020.

(c)               CUB does not engage in the lending business (except by and through Citizens Union) or any other business or activity, and does not own any investment securities, in each case, other than that which is incident to its direct ownership of all the capital stock of Citizens Union and CUB Investments, and the common securities of each the Trusts, and its indirect ownership of CUB Title, St. Denis, Sammy’s, Equestrian Park and R&S.

(d)               As of the date hereof, each of CUB and Citizens Union is “well-capitalized” under applicable regulatory definitions.

Section 2.05.        Absence of Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the CUB Disclosure Schedule, since December 31, 2020, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the CUB Disclosure Schedule, between the period from December 31, 2020 to the date of this Agreement, CUB, the Subsidiaries and the Trusts have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to CUB Common (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock or equity interest of CUB, the Subsidiaries or the Trusts or, with the exception of the issuance of shares in connection with the exercise of stock options, any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for CUB’s, the Subsidiaries’, or the Trusts’ securities. For purposes of the above, the phrase “ordinary and usual course consistent with their past practices” shall take into account the commercially reasonable actions taken by each of CUB, the Subsidiaries and the Trusts in response to the Pandemic and the Pandemic Measures.

Section 2.06.        Absence of Agreements with Banking Authorities. Except as set forth in Section 2.06 of the CUB Disclosure Schedule, CUB, the Subsidiaries and the Trusts are not subject to any order (other than orders applicable to bank holding companies or banks generally) and neither is a party to any agreement or memorandum of understanding with (or resolution of its Board of Directors adopted at the suggestion of) any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation, the FDIC, the FRB and the Kentucky Department of Financial Institutions (“KDFI”), in each case that has been issued, executed or delivered on or after January 1, 2015.

Section 2.07.        Tax Matters.

(a)               Each of CUB, the Subsidiaries and the Trusts has timely filed all material Tax Returns (as defined below) that are required to be filed and all such Tax Returns are true, correct and complete in all material respects. All material Taxes that are due and payable by CUB, the Subsidiaries or the Trusts (whether or not shown on any Tax Return) have been paid. All material Taxes that were properly accruable as of any applicable balance sheet or call report date (but that were not then due and payable) are reflected as liabilities in the CUB Financial Statements as of that date (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income). CUB has delivered to GABC correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by CUB, the Subsidiaries or the Trusts. There are no liens for Taxes upon the assets of CUB, the Subsidiaries or the Trusts except liens for current Taxes not yet due and payable.

(b)               CUB, the Subsidiaries and the Trusts have not requested any extension of time within which to file any Tax Return which request is currently pending or has been granted and is in effect and CUB, the Subsidiaries and the Trusts have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax (as defined below) audit, review or other assessment or deficiency.

(c)               No claim has ever been made by a Tax Authority (as defined below) in a jurisdiction wherein CUB, the Subsidiaries or the Trusts do not file Tax Returns that CUB, the Subsidiaries or the Trusts is or may be subject to taxation by that jurisdiction.

(d)               CUB, the Subsidiaries and the Trusts have made all withholding of Taxes required to be made under all applicable laws, in connection with any compensation paid to any employee, independent contractor or creditor or other third-party except for such failures to withhold as would not reasonably be expected to have a Material Adverse Effect on CUB, the Subsidiaries or the Trusts, and the amounts of Tax withheld have been properly and timely paid over to the appropriate Tax Authorities.

(e)               There is no Tax deficiency or claim assessed, proposed, pending or, to the knowledge of CUB, threatened (whether orally or in writing) against CUB, the Subsidiaries or the Trusts, except to the extent that adequate liabilities or reserves with respect thereto are accrued by CUB, the Subsidiaries or the Trusts in accordance with GAAP and set forth in the CUB Financial Statements or (i) such deficiency or claim is being contested in good faith by appropriate proceedings, (ii) no such accrual is required by GAAP and (iii) the nature and amount of the disputed Tax is set forth in Section 2.07(e) of the CUB Disclosure Schedule. CUB, the Subsidiaries and the Trusts do not have any income that was realized during a Tax period that began before the Closing Date that is or will be required to be included in a Tax Return of GABC or German American for a Tax period that begins on or after the Closing Date.

(f)                CUB, the Subsidiaries and the Trusts do not have any requests for a ruling pending with any Tax Authority. CUB, the Subsidiaries and the Trusts have not agreed to, and are not required to make, any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method initiated by CUB, the Subsidiaries or the Trusts and neither the IRS nor any other Tax Authority has proposed any such adjustment or change in accounting method.

(g)               All Tax sharing agreements or similar agreements with respect to or involving CUB, the Subsidiaries or the Trusts shall be terminated as of the Closing Date and, after the Closing Date, CUB, the Subsidiaries and the Trusts shall not be bound thereby or have any liability thereunder.

(h)               Except as set forth in Section 2.07(h) of the CUB Disclosure Schedule, each of CUB, the Subsidiaries and the Trusts has not made any payments, is not obligated to make any payments, and is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or foreign Tax law).

(i)                 There are no excess loss accounts, deferred intercompany transactions, or other items of income, gain, loss, deduction or credit of CUB, the Subsidiaries or the Trusts under the federal consolidated return regulations or other comparable or similar provisions of law that must be recognized or may be triggered as a result of the consummation of the transactions contemplated by this Agreement.

(j)                 The following capitalized terms are defined for purposes of this Article II as follows:

(i)                 “Governmental Authority” shall mean any local, state, federal or foreign court, regulatory or administrative agency, department, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

(ii)              “Tax” or “Taxes” means all federal, foreign, state, or local income, net income, intangibles, tangible asset, alternative or add-on minimum, gross receipt, gains, capital stock, transfer, transactions, stock transfer, registration, payroll, value added, estimated, stamp, sales, use, ad valorem, franchise, profits, net worth, insurance, license, withholding, payroll, employment, unemployment, excise, severance, single business tax, processing, production, occupation, premium, property, real estate, occupancy, environmental (including taxes under Section 59A of the Code), windfall profit, custom, duty and any other taxes, of any kind whatsoever, together with any interest, penalties and additions imposed with respect to such amounts, imposed or charged by any Governmental Authority or Tax Authority, including any Social Security charges in any country.

(iii)            “Tax Authority” means any national, federal, state, local or foreign governmental, regulatory or administrative authority, agency, department or arbitral body of any country or political subdivision thereof having responsibility for the imposition of any Tax.

(iv)             “Tax Return” means and include all returns, statements, declarations, estimates, reports, information returns, schedules, forms, exhibits, coupons and any other documents (including all affiliated, consolidated, combined or unitary versions of the same) including all related or supporting information filed or required to be filed with any Governmental Authority or Tax Authority, in connection with the determination,assessment, reporting, payment, collection, or administration of any Taxes, and including any amendment thereof.

Section 2.08.        Absence of Litigation. Except as set forth in Section 2.08 of the CUB Disclosure Schedule, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of CUB, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does CUB have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of CUB, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to CUB, the Subsidiaries or the Trusts as a result of an examination by any regulatory agency or body.

Section 2.09.        Employment Matters.

(a)               Except as disclosed in Section 2.09(a) of the CUB Disclosure Schedule, each of CUB, the Subsidiaries and the Trusts, is not a party to or bound by any contract, arrangement or understanding (written or otherwise) for the employment, retention or engagement of any past or present officer or employee that, by its terms, is not terminable by CUB, the Subsidiaries or the Trusts, respectively, for any reason or for no reason, on thirty (30) days’ written notice or less without the payment of any amount by reason of such termination.

(b)               CUB, the Subsidiaries and the Trusts are and have been in material compliance with all applicable federal, state and local laws, regulations, ordinances and rulings respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and (i) CUB, the Subsidiaries and the Trusts are not engaged in any unfair labor practice or other employment and/or wage-related policy, practice or action in violation of any federal, state or local law, regulation, ordinance or ruling, including without limitation those related to wages and hours under the Fair Labor Standards Act (FLSA); (ii) there is no unfair labor practice or employment-related complaint against CUB, the Subsidiaries or the Trusts pending or, to the knowledge of CUB, threatened before any state or federal court, the National Labor Relations Board, the Equal Employment Opportunity Commission (EEOC), the Kentucky Commission on Human Rights (“KCHR”), the Kentucky Labor Cabinet (or Kentucky OSH) or any other federal, state or local administrative body relating to employment or employment-related policies, practices or conditions; (iii) there is no labor dispute, strike, slowdown or stoppage, or union representation proceedings or organizing activity actually occurring, pending or, to the knowledge of CUB, threatened against or directly affecting CUB, the Subsidiaries or the Trusts; and (iv) neither CUB nor the Subsidiaries or the Trusts has experienced any material work stoppage or other material labor difficulty during the past five (5) years.

(c)               Except as disclosed in Section 2.09(c) of the CUB Disclosure Schedule, neither the execution nor the delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of CUB, the Subsidiaries or the Trusts from any of such entities, (ii) increase any benefit otherwise payable under any of their respective employee plans or (iii) result in the acceleration of the time of payment of any such benefit. No amounts paid or payable by CUB, the Subsidiaries or the Trusts to or with respect to any employee or former employee of CUB, the Subsidiaries or the Trusts will fail to be deductible for federal income tax purposes by reason of Sections 162(m), 280G or 404 of the Code or otherwise.

(d)               Except as set forth in Section 2.09(d) of the CUB Disclosure Schedule, all accrued obligations and liabilities of CUB, the Subsidiaries and the Trusts, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by CUB, the Subsidiaries or the Trusts for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by CUB, the Subsidiaries or the Trusts in accordance with generally accepted accounting and actuarial principles. Except as set forth in Section 2.09(d) of the CUB Disclosure Schedule, all obligations and liabilities of CUB, the Subsidiaries and the Trusts, whether arising by operation of law, by contract, or by past custom, for all forms of compensation, including, without limitation, deferred compensation, which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with GAAP. All accruals and reserves referred to in this Section 2.09(d) are correctly and accurately reflected and accounted for in the books, statements and records of CUB, the Subsidiaries and the Trusts.

Section 2.10.        Reports. Since January 1, 2017, CUB, the Subsidiaries and the Trusts have timely filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, if any, that were required to be filed with (i) FRB, (ii) the FDIC, (iii) the KDFI, and (iv) any other governmental authority with jurisdiction over CUB, the Subsidiaries or the Trusts. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. Except as set forth in Section 2.10 of the CUB Disclosure Schedule, there is no unresolved violation with respect to any report or statement filed by, or any examination of, CUB, the Subsidiaries or the Trusts.

Section 2.11.        Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by Citizens Union, as reflected in the Citizens Union Call Reports, are carried on the books of Citizens Union in accordance with GAAP. Citizens Union does not engage in activities that would require that it establish a trading account under applicable regulatory guidelines and interpretations.

Section 2.12.          Loan Portfolio.

(a)               All loans and discounts shown in the Citizens Union Call Reports, or which were entered into after December 31, 2020, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Citizens Union, in accordance in all material respects with Citizens Union’s lending policies and practices unless otherwise approved by Citizens Union’s Board of Directors, and are not subject to any material defenses, set offs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine. Citizens Union has in all material respects complied and will through the Closing Date continue to comply in all material respects with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan. Except as disclosed in Section 2.12(a) of the CUB Disclosure Schedule, Citizens Union has not sold, purchased or entered into any loan participation arrangement except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. CUB has no knowledge that any condition of property in which Citizens Union has an interest as collateral to secure a loan or that is held as an asset of any trust violates the Environmental Laws (as defined in Section 2.15) in any material respect or obligates CUB, or Citizens Union, or the owner or operator of such property to remedy, stabilize, neutralize or otherwise alter the environmental condition of such property.

(b)               Except as set forth in Section 2.12(b) of the CUB Disclosure Schedule, there is no loan of Citizens Union in excess of One Hundred Thousand Dollars ($100,000) that has been classified by CUB, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of Citizens Union in excess of One Hundred Thousand Dollars ($100,000) that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. Citizens Union’s report of classified assets and all loans in excess of One Hundred Thousand Dollars ($100,000) that the Chief Executive Officer and the Chief Financial Officer of CUB (collectively, “CUB’s Management”) have determined to be ninety (90) days or more past due with respect to principal or interest or have placed on nonaccrual status are set forth in the Section 2.12(b) of the CUB Disclosure Schedule.

(c)               The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the CUB Financial Statements are adequate in the judgment of CUB’s Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(d)               Except as set forth in Section 2.12(d) of the CUB Disclosure Schedule, none of the investments reflected in the CUB Financial Statements and none of the investments made by CUB, the Subsidiaries or the Trusts since December 31, 2020 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of CUB, the Subsidiaries or the Trusts to dispose freely of such investment at any time. Except as set forth in Section 2.12(d) of the CUB Disclosure Schedule, CUB, the Subsidiaries and the Trusts are not parties to any repurchase agreements with respect to securities.

Section 2.13.        ERISA.

(a)               Section 2.13 of the CUB Disclosure Schedule lists all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and all pension retirement, stock, stock option, equity compensation, welfare benefit, savings, deferred compensation, incentive compensation, paid time off, severance pay, salary continuation, disability, fringe benefit and other employee benefit arrangements and plans maintained, established, participated in, sponsored, contributed to, or required to be contributed to by CUB, Citizens Union or any ERISA Affiliate (as hereinafter defined) or under which any officer or employee of CUB or Citizens Union or an ERISA Affiliate participates in his or her capacity as such an officer or employee, or with respect to which CUB, Citizens Union or any ERISA Affiliate may have any liability or obligation (referred to individually as a “Plan” and collectively as the “Plans,” unless otherwise specifically provided herein). For purposes of this Section 2.13, the term “ERISA Affiliate” means any person, entity, any trade or business (whether or not incorporated) that is treated as a single employer with CUB or Citizens Union under Section 414 of the Code. Since December 31, 2018, neither CUB, Citizens Union nor any ERISA Affiliate has maintained any “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) or any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) except for those Plans listed on the Disclosure Schedule. Neither CUB nor Citizens Union has established, and does not maintain, participate in, sponsor, contribute to, and is not required to contribute to, any other employee benefit policies or practices, aside from the Plans listed in Section 2.13 of the CUB Disclosure Schedule.

(b)               As applicable, with respect to each of the Plans, CUB has made available to GABC true and complete copies of (i) all Plan documents (including all amendments and modifications thereof) and in the case of an unwritten Plan, a written description thereof, and in either case all material related agreements that are currently in force including the trust agreement and amendments thereto, insurance contracts, administrative services agreements, and investment management agreements; (ii) the last three (3) filed Form 5500 series and all schedules and financial statements attached thereto, if any, required under ERISA or the Code in connection with each such Plan; (iii) the current summary plan descriptions and all material modifications thereto, if any, required under ERISA in connection with each such Plan; (iv) the three (3) most recent actuarial reports, financial statements and trustee reports; (v) copies of all private letter rulings, requests and determination letters issued with respect to the Plans and filings, summaries of self-corrections or other corrections made under the Employee Plans Compliance Resolution System as set forth in Revenue Procedure 2019-19, and any predecessor or successor thereto (“EPCRS”), or the Voluntary Fiduciary Correction or the Delinquent Filer Voluntary Compliance programs with respect to the Plans within the past three (3) years; (vi) all material communications to any employee or employees of CUB or Citizens Union relating to any such Plan and any proposed Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to CUB or Citizens Union, (vii) all correspondence to or from any governmental agency relating to any such Plan, (viii) all model COBRA (as hereinafter defined) forms and related notices, (ix) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each such Plan, (x) all non-discrimination or other testing results required under the Code with respect to each such Plan for the three (3) most recent plan years, (xi) if applicable, all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each such Plan, (xii) the form of all privacy notices and all business associate agreements to the extent required under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”); and (xiii) if applicable, the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Plan.

(c)               CUB and Citizens Union have performed all material obligations required to be performed by them under, are not in material default or material violation of, and neither CUB nor Citizens Union has knowledge of any default or violation by any other party to, any Plan. All Plans listed on the CUB Disclosure Schedule comply in form and in operation in all material respects with all applicable requirements of law and regulation, including but not limited to the Code and ERISA. Except as listed on Section 2.13 of the CUB Disclosure Schedule, each “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”), maintained or contributed to by CUB and Citizens Union and which is intended to meet the qualification requirements of Section 401(a) of the Code has met such requirements at all times and has been and continues to be tax exempt under Section 501(a) of the Code, has been timely amended to comply with the latest changes in the law, was timely submitted to the Internal Revenue Service (IRS) for a determination letter that takes amendments for changes in law into account within the last available remedial amendment period specified by Section 401(b) of the Code (or is entitled to rely on an opinion letter from the IRS), has received a determination letter from the IRS advising that such Plan is so qualified (or is entitled to rely on an opinion letter from the IRS), and nothing has occurred that could adversely affect the qualification of such Plan and no such determination letter (or an opinion letter from the IRS) received with respect to any Plan has been revoked, nor, to the knowledge of CUB, is it reasonably expected that any such letter would be revoked. Except as disclosed in Section 2.13 of the CUB Disclosure Schedule, neither CUB nor Citizens Union has (i) become subject to any disallowance of deductions under Sections 419 or 419A of the Code; (ii) incurred any liability for excise tax under Sections 4972, 4975, or 4976 of the Code or any liability or penalty under ERISA; (iii) has engaged in any prohibited transaction; or (iv) breached any of the duties or failed to perform any of the obligations imposed upon the fiduciaries or plan administrators under Title I or ERISA.

(d)               Except as disclosed in Section 2.13 of the CUB Disclosure Schedule, each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without additional liability to CUB or Citizens Union (other than ordinary benefit claims and administration expenses). Neither CUB nor Citizens Union would have any liability or contingent liability if any Plan (including without limitation the payment by CUB or Citizens Union of premiums for health care coverage for active employees or retirees, or the spouses or other family members of such active employees or retirees) were terminated or if CUB or Citizens Union were to cease its participation therein. Except as disclosed in the CUB Disclosure Schedule, neither CUB nor Citizens Union nor any of their affiliates or persons acting on their behalf have made any written or oral promises or statements to employees or retirees or the spouses or other family members of such employees or retirees who are now living which might reasonably have been construed by them as promising “lifetime” or other vested rights to benefits under any Plan that cannot be unilaterally terminated or modified by CUB or Citizens Union at their discretion at any time without further obligation.

(e)               Except as disclosed in Section 2.13 of the CUB Disclosure Schedule, in the case of each Plan which is a defined benefit plan (within the meaning of Section 3(35) of ERISA), the net fair market value of the assets held to fund such Plan equals or exceeds the present value of all accrued benefits thereunder, both vested and nonvested, on a termination basis, as determined in accordance with an actuarial costs method acceptable under Section 3(31) of ERISA.

(f)                On a timely basis, CUB and Citizens Union have made all contributions or payments to or under each Plan as required pursuant to each such Plan, any collective bargaining agreements or other provision for reserves to meet contributions and payments under such Plans, which have not been made because they are not yet due.

(g)               Except as provided in the CUB Disclosure Schedule, no Plan has ever acquired or held any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(h)               Neither CUB nor Citizens Union has ever contributed to or is obligated to contribute under any “multiemployer plan” (as defined in Section 3(37) of ERISA). Except as disclosed in Section 2.13 of the CUB Disclosure Schedule, neither CUB nor Citizens Union has ever maintained, established, sponsored, participated in, or contributed to, any pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Except as set forth in Section 2.13 of the CUB Disclosure Schedule, none of the Plans is a multiple employer plan (as defined in Section 413(c) of the Code) and neither CUB nor Citizens Union has participated in or been obligated to contribute to a multiple employer plan (as defined in Section 413(c) of the Code). None of the Plans is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(i)                CUB and Citizens Union have complied in all material respects with all requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), HIPAA, the Family and Medical Leave Act of 1993, as amended, the Women’s Health and Cancer Rights Act of 1998, the Newborns’ and Mothers’ Health Protection Act of 1996 and any similar provisions of state law applicable to their employees, to the extent so required. To the extent required under HIPAA and the regulations issued thereunder, CUB and Citizens Union have, prior to the Effective Time, performed all material obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither CUB nor Citizens Union has unsatisfied material obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Except as listed in the CUB Disclosure Schedule, neither CUB nor Citizens Union provides or is obligated to provide health or welfare benefits to any current or future retired or former employee, or the spouse or other family member of such retired or former employee, other than any benefits required to be provided under COBRA. Each Plan is in material compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable.

(j)                 There are no pending audits or investigations by any governmental agency involving the Plans, and to CUB’s knowledge no threatened or pending claims (except for individual claims for benefits payable in the normal operation of the Plans), suits or proceedings involving any Plan, any fiduciary thereof or service provider thereto, nor to CUB’s knowledge is there any reasonable basis for any such claim, suit or proceeding.

(k)               Since January 1, 2019, there has been no amendment to, announcement by CUB or Citizens Union relating to, or change in employee participation or coverage under, any Plan which would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year, except for increases directly resulting from an increase in the number of persons employed by CUB or Citizens Union or promotions of existing employees in the ordinary course of business consistent with past practice.

(l)                 Except as disclosed in the CUB Disclosure Schedule, the Mergers will not result in the payment, vesting or acceleration of any benefit under any Plan sponsored or contributed to by CUB or Citizens Union. Except as disclosed in Section 2.13 of the CUB Disclosure Schedule, no Plan provides for “parachute payments” within the meaning of Section 280G of the Code.

(m)             All Options have been granted, maintained and administered in such manner that they are exempt from the application of Section 409A of the Code. Neither CUB nor Citizens Union has any liability or obligation to provide any gross-up of the tax imposed by Section 409A(a)(1)(B) of the Code.

(n)               With respect to the 401(k) and ESOP, except as set forth on Section 2.13(n) of the CUB Disclosure Schedule: (i) the 401(k) and ESOP constitutes a qualified plan within the meaning of Section 401(a) of the Code and the trust is exempt from federal income tax under Section 501(a) of the Code; (ii) the 401(k) and ESOP has been maintained and operated in compliance in all material respects with all applicable provisions of Sections 409 and 4975 of the Code and the regulations and rulings thereunder; (iii) all contributions required by such plan have been made or will be made on a timely basis; and (iv) no termination, partial termination or discontinuance of contributions has occurred without a determination by the IRS that such action does not affect the tax qualified status of such 401(k) and ESOP.

Section 2.14.        Title to Properties; Insurance. Each of CUB, the Subsidiaries and the Trusts own good, marketable and indefeasible fee simple title to all real properties reflected on the CUB Financial Statements as being owned by such entities and used by CUB, the Subsidiaries or the Trusts in their respective businesses (collectively, the “Fee Real Estate”), free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the CUB Financial Statements and easements, rights-of-way, and other restrictions of record which would not materially interfere, prevent or frustrate the current use of the Fee Real Estate). A list and description of the locations of all Fee Real Estate are set forth in Section 2.14(i) of the CUB Disclosure Schedule. Except as otherwise disclosed to GABC, the Fee Real Estate is not subject to any lease, option to purchase, right of first refusal, purchase agreement or grant to any Person of any right relating to the purchase, use, occupancy or enjoyment of such property or any portion thereof. To the knowledge of CUB, no portion of the Fee Real Estate is operated as a nonconforming use under applicable zoning codes. To the knowledge of CUB, no portion of the Fee Real Estate is located in either a “Special Flood Hazard Area” pursuant to the Federal Insurance Rate Maps created by the Federal Emergency Management Agency or an area which is inundated by a “100 year” flood as provided by any Governmental Entity. All material leasehold interests used by CUB and Citizens Union in their respective operations (collectively, the “Leased Real Estate” and, together with the Fee Real Estate, the “Real Estate”) are held pursuant to lease agreements (collectively, the “Leases”) which are valid and enforceable in accordance with their terms. True, complete and correct copies of the Leases have been provided to GABC, and a list of the Leases are set forth in Section 2.14(ii) of the CUB Disclosure Schedule. There is no breach or default in any material respect by any party under any Lease that is currently outstanding, and no party to any Lease has given notice (whether written or oral) of, or made a claim with respect to, any breach or default thereunder. None of the Leased Real Estate is subject to any sublease or grant to any Person of any right to the use, occupancy or enjoyment of the property or any portion thereof. Except as set forth in Section 2.14(iii) of the CUB Disclosure Schedule, no consent under any Lease is required in connection with the transactions contemplated by this Agreement. To the knowledge of CUB, the Real Estate complies in all material respects with all applicable private agreements, zoning codes, ordinances and requirements and other governmental laws and regulations relating thereto and there are no litigation or condemnation proceedings pending or, to the knowledge of CUB, threatened with respect to the Real Estate. All licenses and permits necessary for the occupancy and use of the Real Estate for the current use of the Real Estate have been obtained and are in full force and effect. All buildings, structures and improvements located on, fixtures contained in, and appurtenances attached to the Real Estate are in good condition and repair, subject to normal wear and tear, and no condition exists which materially interferes with the economic value or use thereof. CUB, the Subsidiaries and the Trusts have valid title or other ownership or use rights under licenses to all material intangible personal or intellectual property used by CUB, the Subsidiaries or the Trusts in their respective businesses free and clear of any claim, defense or right of any other person or entity that is material to CUB’s, Citizens Union’s or the Trust’s ownership or use rights to such property, subject only to rights of the licensor pursuant to applicable license agreements, which rights do not materially adversely interfere with the use or enjoyment of such property. All insurable properties owned or held by CUB, the Subsidiaries or the Trusts are insured in such amounts, and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with companies of the same size and in the same business.

Section 2.15.     Environmental Matters.

(a)               As used in this Agreement, “Environmental Laws” means all local, state and federal environmental laws and regulations in all jurisdictions in which CUB, the Subsidiaries or the Trusts has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act and the Federal Toxic Substances Control Act.

(b)               Except as provided in Section 2.15(b) of the CUB Disclosure Schedule, to the knowledge of CUB and Citizens Union, neither (i) the conduct by CUB, the Subsidiaries or the Trusts of operations at any property, whether currently or previously owned or leased, nor (ii) any condition of any property currently or previously owned or leased by CUB, the Subsidiaries or the Trusts nor, (iii) the condition of any property currently or previously held by CUB, the Subsidiaries or the Trusts, violates or violated Environmental Laws in any material respect, and no condition or event has occurred with respect to any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or obligate (or potentially obligate) CUB, the Subsidiaries or the Trusts to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Except as provided in Section 2.15(b) of the CUB Disclosure Schedule, CUB, the Subsidiaries and the Trusts have not received any written notice from any person or entity that CUB, the Subsidiaries or the Trusts, or the operation of any facilities or any property currently or previously owned or leased by any of them, or currently or previously held as a trust asset, are or were in violation of any Environmental Laws or that any of them is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

Section 2.16.     Compliance with Law. CUB, the Subsidiaries and the Trusts have not engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of CUB’s Management, could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on CUB. CUB, the Subsidiaries and the Trusts each have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations. The offer and sale by CUB of shares of CUB Common that are issued and outstanding, and the continuing offer of CUB Common pursuant to the Options that are presently outstanding and the sales of CUB Common pursuant to such Options that have occurred and which may occur prior to the Closing Date, have been and will be either registered or qualified under the Securities Act of 1933, as amended (the “1933 Act”), and the securities laws of all states or other jurisdictions that may be applicable, or have been or will be exempt from such registration and qualification requirements. CUB, the Subsidiaries and the Trusts are not subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of CUB, the Subsidiaries or the Trusts. Citizens Union has not received any notice of enforcement actions or criticisms since January 1, 2018 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. CUB has not received any notice of enforcement actions or criticisms since January 1, 2018, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to CUB. Citizens Union received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. To the knowledge of CUB and Citizens Union, there is no fact or circumstance or set of facts or circumstances that would cause Citizens Union to fail to comply with such provisions or cause the CRA rating of Citizens Union to fall below satisfactory.

Section 2.17.        Brokerage. Except for CUB’s and Citizens Union’s arrangement with ProBank Austin, there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders’ fees or similar compensation in connection with the Holding Company Merger and the Bank Merger payable by CUB or Citizens Union.

Section 2.18.        Material Contracts. Except as set forth in Section 2.18 of the CUB Disclosure Schedule, each of CUB, the Subsidiaries or the Trusts is not a party to or bound by any oral or written (i) material agreement, contract or indenture under which it has borrowed or will borrow money (not including federal funds and money deposited, including without limitation, checking and savings accounts and certificates of deposit and borrowings from the Federal Home Loan Bank Board (FHLBB) and the FRB); (ii) material guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and guarantees made in the ordinary course of business and letters of credit issued in the ordinary course of business; (iii) material contract, arrangement or understanding with any present or former officer, director or shareholder (except for deposit or loan agreements entered into in the ordinary course of business); (iv) material license, whether as licensor or licensee; (v) contract or commitment for the purchase of materials, supplies or other real or personal property in an amount in excess of One Hundred Thousand Dollars ($100,000) annually, or for the performance of services over a period of more than thirty (30) days and involving an amount in excess of One Hundred Thousand Dollars ($100,000) annually; (vi) joint venture or partnership agreement or arrangement; (vii) contract, arrangement or understanding with any present or former agent, consultant, representative, broker, adviser, finder, or business intermediary that, by its terms, is not terminable by CUB, the Subsidiaries or the Trusts, respectively, for any reason or for no reason, (A) in the case of such a person who has (or at the time of the entry into such a binding commitment had) no material relationship with any past or present officer, employee, shareholder, or director of CUB, the Subsidiaries or the Trusts, without the payment of any amount greater than Twenty-Five Thousand Dollars ($25,000) (in any one instance) or Fifty Thousand Dollars ($50,000) (in the aggregate), or (B) in the case of such a person who has or had such a material relationship, without the payment by reason of such termination of any amount; or (viii) material contract, agreement or other commitment not made in the ordinary course of business.

Section 2.19.        Compliance with Americans with Disabilities Act. (a) To the best of CUB’s knowledge, CUB, the Subsidiaries and the Trusts and their respective properties (including those held by any of them in a fiduciary capacity) are in compliance with all applicable provisions of the Americans with Disabilities Act (the “ADA”), and (b) except as set forth in Section 2.19 of the CUB Disclosure Schedule, no action under the ADA against CUB, the Subsidiaries or the Trusts, or any of their properties, has been initiated nor, to the best of CUB’s knowledge, has been threatened or contemplated.

Section 2.20.        Absence of Undisclosed Liabilities. Except as set forth in Section 2.20 of the CUB Disclosure Schedule, CUB, the Subsidiaries and the Trusts do not have any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the CUB Financial Statements, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Fifty Thousand Dollars ($50,000) per year and which may be terminated within one year from the date of this Agreement, (c) liabilities incurred since December 31, 2020 in the ordinary course of business consistent with past practice that either alone or when considered with all similar liabilities, have not had or would not reasonably be expected have a Material Adverse Effect on CUB, (d) liabilities incurred for reasonable legal, accounting, financial advising fees and out-of-pocket expenses or fees in connection with the transactions contemplated by this Agreement, and (e) unfunded loan commitments made in the ordinary course of the Citizens Union’s business consistent with past practices.

Section 2.21.        Deposit Insurance. The deposits of Citizens Union are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and Citizens Union has paid all premiums and assessments with respect to such deposit insurance.

Section 2.22.        Absence of Defaults. CUB, the Subsidiaries and the Trusts are not in violation of its respective organizational documents or to the knowledge of CUB in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to CUB’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

Section 2.23.        Tax and Regulatory Matters. Each of CUB, the Subsidiaries and the Trusts has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

Section 2.24.        Securities Law Compliance. Shares of CUB Common are not listed or traded on any established securities exchange or quotation system. CUB has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating to the issuance and sale of CUB Common and the securities of the Trusts.

Section 2.25.        Shareholder Rights Plan. Other than any provisions in its Articles of Incorporation and Bylaws which may be deemed to have an anti-takeover effect, CUB does not have a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of CUB or Citizens Union or which may be considered an anti-takeover mechanism.

Section 2.26.        Indemnification Agreements. Except as set forth in Section 2.26 of the CUB Disclosure Schedule, CUB, the Subsidiaries or the Trusts is not a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the organizational documents of CUB, the Subsidiaries or the Trusts.

Section 2.27.        Statements True and Correct. To the best of the knowledge of CUB, none of the information supplied or to be supplied by CUB or Citizens Union for inclusion in any documents to be filed with the FRB, the KDFI, the Indiana Department of Financial Institutions (“IDFI”), the FDIC, the SEC or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 2.28.        CUB’s Knowledge. With respect to representations and warranties herein that are made or qualified as being made “to the knowledge of CUB” or words of similar import, it is understood and agreed that matters within the knowledge of any of the directors or executive officers of CUB, the Subsidiaries or the Trusts shall be considered to be within the knowledge of CUB.

Section 2.29.        Nonsurvival of Representations and Warranties. The representations and warranties contained in this Article II shall expire on the Closing Date or the earlier termination of this Agreement, and, thereafter, CUB, the Subsidiaries and the Trusts and all directors and officers of CUB, the Subsidiaries and the Trusts shall have no further liability with respect thereto.

Article III

REPRESENTATIONS AND WARRANTIES OF
GABC AND GERMAN AMERICAN

GABC and German American hereby jointly and severally make the following representations and warranties to CUB and Citizens Union:

Section 3.01.        Organization and Capital Stock.

(a)               GABC is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

(b)               German American is a corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of German American is owned by GABC.

(c)               GABC has authorized capital stock of (i) 45,000,000 shares of GABC Common, no par value, of which, as of August 2, 2021, 26,545,704 shares were issued and outstanding, and (ii) 750,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding, and there has been no material change in such capitalization or issued or outstanding shares since May 5, 2021. All of the issued and outstanding shares of GABC Common are duly and validly issued and outstanding, fully paid and non-assessable.

(d)               The shares of GABC Common that are to be issued to the holders of CUB Common pursuant to the Holding Company Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and non-assessable.

Section 3.02.        Authorization. The Boards of Directors of GABC and German American and the sole shareholder of German American have, by all appropriate action, approved this Agreement and the Mergers and authorized the execution hereof on GABC’s and German American’s behalf, as applicable, by their respective duly authorized officers and the performance by each such entity of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of GABC or German American, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries is bound or subject would prohibit GABC or German American from entering into and consummating this Agreement and the Mergers on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by GABC and German American and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors’ rights or by general equitable principles. No other corporate acts or proceedings are required by law to be taken by GABC or German American to authorize the execution, delivery and performance of this Agreement. Except for any requisite approvals of the FRB, FDIC, the KDFI and the IDFI, and the SEC’s order declaring effective GABC’s registration statement under the 1933 Act with respect to the Holding Company Merger, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or the consummation of the Mergers by GABC or German American. Neither GABC nor German American is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, its articles of incorporation or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

Section 3.03.       Subsidiaries. Each of GABC’s subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

Section 3.04.        Financial Information.

(a)               The consolidated balance sheet of GABC and its subsidiaries as of December 31, 2020 and 2019 and related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years ended December 31, 2020, together with the notes thereto, included in GABC’s Annual Report on Form 10-K for the annual period then ended (the “10-K”) and the consolidated balance sheets of GABC as of June 30, 2021, and related consolidated statements of income and cash flows included in GABC’s Quarterly Report on Form 10-Q for the quarterly period then ended (the “10-Q”) (together, the financial statements included in the 10-K and the 10-Q are referred to herein as the “GABC Financial Statements”) have been prepared in accordance with GAAP (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders’ equity and cash flows of GABC and its consolidated subsidiaries as of the dates and for the periods indicated.

(b)               Neither GABC nor German American has any material liability, fixed or contingent, except to the extent set forth in the GABC Financial Statements or incurred in the ordinary course of business since December 31, 2020.

Section 3.05.        Absence of Changes. Except for events and conditions relating to the business and interest rate environment in general or as set forth in the GABC Disclosure Schedules, since December 31, 2020, no events have occurred which could reasonably be expected to have a Material Adverse Effect.

Section 3.06.        Reports.

(a)               Since January 1, 2017, GABC and each of its subsidiaries have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, (ii) the FRB, (iii) the FDIC, (iv) the IDFI, (v) any applicable state securities or banking authorities, and (vi) any other governmental authority with jurisdiction over GABC or any of its subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed.

(b)               GABC has filed all reports and other documents required to be filed under the 1933 Act and the Securities and Exchange Act of 1934 (the “1934 Act”) required to be filed by it (collectively, the “SEC Reports”). All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. GABC has made available to CUB copies of all comment letters received by GABC from the SEC since January 1, 2017 relating to the SEC Reports, together with all written responses of GABC thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by GABC, and to the knowledge of GABC, none of the SEC Reports is the subject of any ongoing review by the SEC.

Section 3.07.        Absence of Litigation. There is no material litigation, claim or other proceeding pending or, to the knowledge of GABC, threatened, before any judicial, administrative or regulatory agency or tribunal against GABC or any of its subsidiaries, or to which the property of GABC or any of its subsidiaries is subject, which is required to be disclosed in SEC reports under Item 103 of Regulation S-K, and which has not been so disclosed.

Section 3.08.        Absence of Agreements with Banking Authorities. Except as set forth in Section 3.08 of the disclosure schedule that has been prepared by GABC and delivered by GABC to CUB in connection with the execution and delivery of this Agreement (the “GABC Disclosure Schedules”), neither GABC nor any of its subsidiaries is subject to any order (other than orders applicable to bank holding companies or banks generally), or is a party to any agreement or memorandum of understanding with (or any resolution of its board of directors suggested by) any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including, without limitation the FDIC, the IDFI, and the FRB, in each case that has been issued, executed or delivered on or after January 1, 2018.

Section 3.09.        Environmental Matters. Except as set forth on Section 3.09 of the GABC Disclosure Schedules, to the knowledge of GABC and German American, neither (i) the conduct by GABC or German American or their subsidiaries of operations at any property, whether currently or previously owned or leased, nor (ii) any condition of any property currently or previously owned or leased by GABC or German American or their subsidiaries, nor (iii) the condition of any property currently or previously held by GABC or German American or their subsidiaries as a trust asset, violates or violated Environmental Laws in any respect, and no condition or event has occurred with respect to any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or obligate (or potentially obligate) GABC or German American or their subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. GABC and German American have not received any notice from any person or entity that GABC or German American or their subsidiaries or the operation of any facilities or any property currently or previously owned or leased by any of them, or currently or previously held as a trust asset, are or were in violation of any Environmental Laws or that any of them is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

Section 3.10.        Compliance with Law. GABC and its subsidiaries have not engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of GABC and German American, could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on GABC. GABC and its subsidiaries each have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations. GABC and its subsidiaries are not subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of GABC and its subsidiaries. Except as set forth on Section 3.10 of the GABC Disclosure Schedules, German American has not received any notice of enforcement actions or criticisms since January 1, 2018 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. GABC has not received any notice of enforcement actions or criticisms since January 1, 2018, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to GABC. German American received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. To the knowledge of GABC and German American, there is no fact or circumstance or set of facts or circumstances that would cause German American to fail to comply with such provisions or cause the CRA rating of German American to fall below satisfactory.

Section 3.11.        Brokerage. Other than GABC’s engagement of Sandler O’Neill & Partners, L.P., there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders’ fees or similar compensation in connection with the Holding Company Merger or the Bank Merger payable by GABC and its subsidiaries or German American.

Section 3.12.        Sufficient Financial Resources. GABC will have at the Closing sufficient financial resources to pay the aggregate cash portion of the Merger Consideration and to pay any other amounts payable by it pursuant to this Agreement. As of the date hereof, each of GABC and German American is “well-capitalized” under applicable regulatory definitions.

Section 3.13.        Tax and Regulatory Matters. Each of GABC and German American has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) prevent GABC from consummating the transactions contemplated by this Agreement or materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

Section 3.14.        Securities Law Compliance. Shares of GABC Common are traded on the Nasdaq Global Market under the symbol of “GABC.” GABC has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto.

Section 3.15.        Statements True and Correct. To the best of the knowledge of GABC, none of the information supplied or to be supplied by GABC and its subsidiaries for inclusion in any documents to be filed with the FRB, the KDFI, the IDFI, the FDIC, the SEC or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 3.16.        GABC’s Knowledge. With respect to representations and warranties herein that are made or qualified as being made “to the knowledge of GABC” or words of similar import, it is understood and agreed that matters within the knowledge of any of the directors or executive officers of GABC or German American shall be considered to be within the knowledge of GABC.

Section 3.17.        Nonsurvival of Representations and Warranties. The representations and warranties contained in this Article III shall expire on the Closing Date or the earlier termination of this Agreement, and thereafter GABC and German American and all directors and officers of GABC and German American shall have no further liability with respect thereto.

Article IV

COVENANTS OF CUB AND CITIZENS UNION

Section 4.01.        Conduct of Business.

(a)               From the date hereof until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or as required under applicable law in CUB’s Management’s reasonable judgment (provided that CUB gives GABC prompt notice that it has determined that such is required under applicable law), CUB, the Subsidiaries and the Trusts shall continue to carry on their respective businesses, and shall discharge or incur obligations and liabilities only in the ordinary course of business as heretofore conducted. By way of amplification and not limitation with respect to the foregoing obligation, except as otherwise provided in this Agreement or as set forth on Section 4.01 of the CUB Disclosure Schedule, CUB, the Subsidiaries and the Trusts will not, without the prior written consent of GABC (which will not be unreasonably withheld, conditioned, or delayed with respect to the following subparagraphs (vi), (vii), (viii), (x), (xi), (xii), (xiii), (xiv), (xv), (xviii), (xix), (xx), and (xxi)):

(i)                 declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property; or

(ii)              issue (or agree to issue) any common, other capital stock or equity (except for the issuance of: (a) up to 51,336 shares of CUB Common pursuant to the payment and other terms of, and upon exercise by the holders of, the Options held by employees or directors of CUB and Citizens Union as of the date of this Agreement, and (b) shares of CUB Common issued to fund any required contributions under the 401(k) and ESOP), or trust preferred securities or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or any securities convertible into or exchangeable for any such instruments, or accept any purported notice of exercise of any Unscheduled Purchase Right (but CUB shall promptly notify GABC of any such purported notice); or

(iii)            directly or indirectly redeem, purchase or otherwise acquire (or agree to redeem, purchase or acquire) any of the common or any other capital stock of CUB, the Subsidiaries or the Trusts; or

(iv)             effect a split, reverse split, reclassification, or other similar change in, or of, any common or other capital stock or otherwise reorganize or recapitalize; or

(v)               change the organizational documents of CUB, the Subsidiaries or the Trusts; or

(vi)             except as contemplated by this Agreement, pay or agree to pay, conditionally or otherwise, any bonus (other than bonuses not to exceed $200,000 in the aggregate paid and promised to employees of CUB and its Subsidiaries for the purpose of inducing such employees to continue providing services to CUB and its Subsidiaries through the Effective Date), additional compensation (other than ordinary and normal bonuses and salary increases consistent with past practices) or severance benefit or otherwise make any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees of CUB, the Subsidiaries or the Trusts or, except as required by law or as contemplated by this Agreement, adopt, terminate, or make any change in any Plan or other arrangement or payment made to, for or with any consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees; provided, however, that CUB and Citizens Union may pay the fees, expenses and other compensation of consultants, advisors, investment bankers, brokers, attorneys and accountants when, if, and as earned or payable in accordance with the terms of the contracts, arrangements or understandings of CUB, the Subsidiaries or the Trusts entered into in the ordinary course of business; or

(vii)          borrow or agree to borrow any material amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit; or

(viii)        make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any one borrower, or group of affiliated or associated borrowers, if the Loan is an existing credit on the books of Citizens Union or any subsidiary of Citizens Union and classified or graded as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” in an amount in excess of Four Hundred Twenty-Five Thousand Dollars ($425,000) without the prior written consent of GABC, which consent shall be deemed received unless GABC shall object thereto within three (3) business days after receipt of written notice from Citizens Union. Except with respect to loans previously approved but not yet funded as of the date of this Agreement, Citizens Union also, in respect of any one borrower or group of affiliated or associated borrowers, shall not, without the prior written consent of GABC, make, renew, modify, amend, or extend the maturity of (1) any commercial Loan in excess of Seven Hundred Fifty Thousand Dollars ($750,000), (2) any 1- to-4-family, residential mortgage Loan with a loan to value ratio in excess of eighty-five percent (85%) (unless private mortgage insurance is obtained) or any other 1- to-4-family, residential mortgage Loan in excess of Four Hundred Twenty-Five Thousand Dollars ($425,000), (3) any consumer Loan in excess of Seventy-Five Thousand Dollars ($75,000); (4) any home equity Loan or line of credit in excess of One Hundred Thousand Dollars ($100,000), (5) any credit card account in excess of Ten Thousand Dollars ($10,000); or (6) any Loan participation; provided, that Citizens Union may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of German American (or his or her designee) shall be provided with notice of the proposed action in writing at least three (3) business days prior thereto (or one (1) business day prior thereto in the case of a consumer Loan) and does not object; or

(ix)             other than U.S. Treasury obligations or asset-backed securities issued or guaranteed by United States governmental agencies or financial institution certificates of deposit insured by the FDIC, in either case having an average remaining life of five (5) years or less (except that maturities may extend to seven (7) years on variable-rate securities), purchase or otherwise acquire any investment security for the accounts of CUB, the Subsidiaries or the Trusts or sell any investment security owned by either of them which is designated as held-to-maturity, or engage in any activity that would require the establishment of a trading account for investment securities; or

(x)               increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner consistent with market conditions and pursuant to policies consistent with past practices; or

(xi)             enter into or amend any material lease, agreement, contract or commitment out of the ordinary course of business or amend any Lease; or

(xii)            except in the ordinary course of business, place on any of the assets or properties of CUB, the Subsidiaries or the Trusts, any mortgage, pledge, lien, charge, or other encumbrance; or

(xiii)           except in the ordinary course of business, cancel, release, compromise or accelerate any material indebtedness owing to CUB, the Subsidiaries or the Trusts, or any claims which either of them may possess, or voluntarily waive any material rights with respect thereto; or

(xiv)           sell or otherwise dispose of any loan, loan participation, real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness to CUB, the Subsidiaries or the Trusts, or encumber any real property by mortgage, lease, easement, or otherwise; or

(xv)            foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified environmental professional reasonably acceptable to GABC, which does not indicate the presence of material or reportable quantities of pollutants, contaminants or hazardous or toxic waste materials or any recognized environmental conditions at the property; provided, however, that each of CUB, the Subsidiaries or the Trusts shall not be required to obtain such a report with respect to single family, non-agricultural residential property of five (5) acres or less to be foreclosed upon unless it has reason to believe that such property might contain such materials or otherwise might be contaminated or subject to a recognized environmental condition; or

(xvi)           commit any act or fail to do any act which will cause a material breach of any material lease, agreement, contract or commitment; or

(xvii)          violate any law, statute, rule, governmental regulation or order, which violation might have a Material Adverse Effect on its business, financial condition, or earnings; or

(xviii)         purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of Fifty Thousand Dollars ($50,000) individually, or One Hundred Fifty Thousand Dollars ($150,000) in the aggregate for all such purchases, other than purchases of property made in the ordinary course of business in connection with loan collection activities or foreclosure sales in connection with any of Citizens Union’s loans; or

(xix)            issue certificate(s) for shares of CUB Common to any CUB shareholder in replacement of certificate(s) claimed to have been lost or destroyed without first obtaining from such shareholder(s), at the expense of such holder(s), a surety bond from a recognized insurance company in an amount that would indemnify CUB (and its successors) against lost certificate(s) (but in an amount not less than one hundred fifty percent (150%) of the estimated per share value of the Merger Consideration under this Agreement), and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s); or

(xx)             make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to CUB, the Subsidiaries or the Trusts, surrender right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to CUB, the Subsidiaries or the Trusts, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, except as required by law; or

(xxi)            merge, combine, or consolidate with or, other than in the ordinary course of business consistent with past practice, sell the assets or the securities of CUB, the Subsidiaries or the Trusts to any other person, corporation, or entity, effect a share exchange or enter into any other transaction not in the ordinary course; or

(xxii)           fail to maintain Citizens Union’s reserves for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; or

(xxiii)          agree in writing to take any of the foregoing actions.

(b)               CUB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the CUB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the CUB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of CUB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the CUB Disclosure Schedule unless GABC shall have first consented in writing with respect thereto.

(c)               CUB shall promptly notify GABC in writing of the occurrence of any matter or event known to CUB that is, or is likely to have, a Material Adverse Effect on the business, operations, properties, assets or condition (financial or otherwise) of CUB, the Subsidiaries or the Trusts.

(d)               On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, and except with the prior written approval of GABC, CUB shall neither permit nor authorize its directors, officers, employees, agents or representatives (or those of the Subsidiaries or the Trusts) to, directly or indirectly, initiate, solicit or knowingly encourage, or except to the extent required under such circumstances by applicable fiduciary duties of CUB’s Board of Directors as determined by the members of CUB’s Board of Directors in good faith after advice to that effect given by counsel experienced in mergers and acquisitions under Kentucky law (in which case GABC’s prior written approval shall not be required), provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to CUB (each, an “Acquisition Transaction”), the Subsidiaries or the Trusts, to which CUB, the Subsidiaries or the Trusts or their respective shareholders or members may become a party.

(e)               CUB shall promptly communicate to GABC the terms of any inquiry, proposal, indication of interest, or offer which CUB, the Subsidiaries or the Trusts may receive with respect to an Acquisition Transaction, including the fact that information has been shared pursuant to the fiduciary duty exception set forth in subparagraph (d) above, and the identity of the person or entity making such inquiry or proposal or receiving such information. CUB shall also keep GABC reasonably informed of the status and details (including amendments or proposed amendments) of any such inquiry, proposal, indication of interest or offer. This subsection (e) shall not authorize CUB, the Subsidiaries or the Trusts, or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations with respect to an Acquisition Transaction with a third party or (except as permitted by subsection (d) hereof) to furnish information to any third party or to cooperate in any way with the making of a proposal, indication of interest, or offer with respect to an Acquisition Transaction.

(f)                CUB, the Subsidiaries and the Trusts shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

Section 4.02.        Subsequent Discovery of Events or Conditions. CUB shall, in the event CUB, the Subsidiaries or the Trusts obtains knowledge of the occurrence of any event or condition which would have been materially inconsistent with any of its representations and warranties made to GABC and German American under Article II had such event or condition occurred or existed (or, as to events or conditions that occurred or came into existence in whole or in part prior to the date of this Agreement, been known to CUB, the Subsidiaries or the Trusts) on or before the date of this Agreement, or which would be materially inconsistent with its past or expected future satisfaction of any of its agreements or covenants included in Article IV of this Agreement, give prompt notice thereof to GABC.

Section 4.03.        Shareholder and Other Approvals; Cooperation.

(a)               CUB shall submit this Agreement to its shareholders for approval and adoption at a special meeting (or, if timely, its annual meeting) (the “CUB Shareholder Meeting”) to be called and held in accordance with applicable law and the Articles of Incorporation and Bylaws of CUB as promptly as practicable (but in no event later than forty-five (45) days following the time when the Registration Statement becomes effective). Unless precluded by applicable fiduciary duties of CUB’s Board of Directors under Kentucky law as determined by the members thereof in good faith after advice to that effect given by counsel experienced in mergers and acquisitions under Kentucky law, the Board of Directors of CUB shall recommend to CUB’s shareholders that such shareholders approve and adopt this Agreement and the Holding Company Plan of Merger and the Holding Company Merger contemplated hereby and thereby. The foregoing covenant does not apply to directors in their capacity as trustees of the 401(k) and ESOP. CUB shall use its best efforts to perform and fulfill all other conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and provisions hereof. CUB shall furnish (or cause the Subsidiaries or the Trusts, as applicable, to furnish) to GABC in a timely manner all information, data and documents in the possession of CUB, the Subsidiaries or the Trusts requested by GABC as may be required to obtain any necessary regulatory or other approvals of the Mergers (all of which shall be true, accurate and complete, to the best of the knowledge of their respective management) and shall otherwise cooperate fully with GABC to carry out the purpose and intent of this Agreement. CUB, the Subsidiaries and the Trusts shall not (a) knowingly take any action that would, or is reasonably likely to, prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action or inaction that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Mergers set forth in this Agreement not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Mergers except, in each case, as may be required by applicable law or regulation.

(b)               Citizens Union shall submit the Bank Merger Agreement to CUB, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Articles of Incorporation and By-laws of Citizens Union at a date reasonably in advance of the filing of applications for regulatory approval of the Bank Merger. The Board of Directors of Citizens Union shall recommend approval of the Bank Merger Agreement and the Bank Merger to CUB, as the sole shareholder of Citizens Union, and CUB, as sole shareholder of Citizens Union, shall approve the Bank Merger Agreement and the Bank Merger.

(c)               Promptly after the date of this Agreement, Citizens Union shall take steps to locate and engage (provided that commercially reasonable terms for such engagement can be obtained) a qualified independent person or entity to serve as an independent fiduciary with respect to the shares of CUB Common held in the 401(k) and ESOP. Within a reasonable time prior to the Effective Time, CUB and the independent fiduciary will (i) agree upon a process, which the independent fiduciary will oversee, for the shares of CUB Common held by the 401(k) and ESOP to be voted at the special meeting of CUB’s shareholders described in Section 4.03(a) of this Agreement by the independent fiduciary in accordance with directions provided by each participant or beneficiary in the 401(k) and ESOP with respect to any shares of CUB Common allocated to the account of such participant or beneficiary, and (ii) arrange for the independent fiduciary to engage an independent financial advisor to opine that the Merger Consideration to be received by the 401(k) and ESOP is at least equal to “fair market value” (as defined under ERISA) and the Holding Company Merger is fair to the 401(k) and ESOP participants and beneficiaries from a financial point of view.

Section 4.04.        SEC Registration Matters. CUB shall cooperate with GABC in the preparation and filing of the Registration Statement described by Section 5.01, and CUB and Citizens Union shall use their reasonable best efforts in the taking of any other action required to be taken under any applicable federal or state securities laws in connection with the Mergers and shall furnish all information concerning it and its management and directors and the holders of its capital stock as may be reasonably requested in connection with any such action.

Section 4.05.        Environmental Reports. CUB shall cooperate with an environmental professional designated by GABC that is reasonably acceptable to CUB (the “Designated Environmental Consultant”) to conduct a Phase I Environmental Site Assessment (ESA) and, if necessary, based on the identification of recognized environmental conditions, controlled recognized environmental conditions and/or historical recognized environmental conditions (collectively, “RECs”) and/or data gaps in such Phase I ESA, a Phase II environmental investigation (Phase II) on all real property owned or leased (other than in connection with the operation of ATMs located on leased real estate) by CUB, the Subsidiaries or the Trusts as of the date of this Agreement, and (except as otherwise provided in Section 4.01.(a)(xv)) any real property acquired or leased (other than in connection with the operation of ATMs located on leased real estate) by CUB, the Subsidiaries or the Trusts after the date of this Agreement (collectively, the “CUB Property”). German American shall be responsible for the costs of the Phase I’s and German American and Citizens Union shall each be responsible for fifty percent (50%) of the costs of any Phase II’s.

The Designated Environmental Consultant shall prepare a DRAFT Phase I ESA report(s) identifying RECs in connection with any CUB Property, in compliance with ASTM Standard E 1527-13 (Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process). GABC shall furnish to CUB the draft Phase I ESA report(s) that it receives with respect to any CUB Property promptly upon GABC’s receipt of such draft report, but in no event later than five (5) business days after its receipt thereof. CUB shall provide to GABC any comments or concerns in connection with the draft Phase I ESA report(s) within five (5) business days following its receipt of the draft report from GABC, and GABC shall provide CUB’s comments to the Designated Environmental Consultant. GABC and the Designated Environmental Consultant shall consult with CUB as reasonably necessary to resolve any questions or disagreements regarding the content of the draft Phase I ESA report(s). GABC shall furnish the Final Phase I ESA report(s), which will reflect CUB’s input to the extent independently determined reasonable to include by the Designated Environmental Consultant, promptly upon GABC’s receipt of such report, but in no event later than five (5) business days after its receipt thereof.

The Designated Environmental Consultant shall provide any proposed recommendations in connection with the Final Phase I ESA in a separate letter. Any conclusions in the Final Phase I ESA shall be consistent with the requirements of ASTM Standard E1527-13 and any recommendations in such letter shall be consistent with the findings, conclusions, opinions, and data gaps described in the Final Phase I ESA report(s).  GABC shall furnish a copy of the proposed recommendations promptly upon GABC’s receipt, but in no event later than five (5) business days after its receipt thereof. CUB shall provide any comments or concerns in connection with the proposed recommendations within five (5) business days after its receipt of such recommendations from GABC, and GABC shall provide CUB’s comments to the Designated Environmental Consultant. If GABC reasonably determines after collaborating with and considering any comments from CUB that a Phase II environmental investigation is required as to any CUB Property based on the Final Phase I ESA report(s) and recommendation letter(s) prepared by the Designated Environmental Consultant, and should GABC order the Designated Environmental Consultant to perform such further investigatory procedures, CUB, the Subsidiaries and the Trusts shall cooperate with such further investigatory procedures.

Should GABC, on the basis of the results of any Phase II Report(s) prepared by the Designated Environmental Consultant, reasonably determine that (A) the aggregate costs of taking all remedial and corrective actions and measures recommended by the Designated Environmental Consultant based upon the findings of the Phase II Report(s), in the aggregate (including the aggregate costs of the taking of the further investigative procedures and the obtaining of the Phase II Report(s) of the results thereof), would exceed the sum of One Million Five Hundred Thousand Dollars ($1,500,000), or (B) that the sum of such costs identified in clause (A) cannot be reasonably estimated with any degree of certainty but could reasonably exceed the sum of One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate, then GABC shall have the right pursuant to Section 7.04 hereof to terminate this Agreement immediately by giving CUB notice of termination, specifying the basis under this Section 4.05 for doing so, without further obligation. The Effective Time Book Value (as calculated in accordance with Section 1.03(c)) shall be reduced by the costs of taking reasonable remedial and corrective actions and measures identified through the assessments and reports discussed above in this Section 4.05 in excess of One Hundred Thousand Dollars ($100,000). If such costs exceed the sum of One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate, then CUB shall have the right pursuant to Section 7.04 hereof to terminate this Agreement by giving GABC notice of termination, specifying the basis under this Section 4.05 for doing so; provided, however, CUB’s termination right under this Section 4.05 shall cease to exist if GABC agrees, within three (3) days of receiving CUB’s notice of termination pursuant to this Section 4.05, that such costs will not reduce the Effective Time Book Value by greater than One Million Four Hundred Thousand Dollars ($1,400,000).

Section 4.06.        Access to Information.

(a)               CUB, the Subsidiaries and the Trusts shall permit GABC and its consultants reasonable access to their properties to perform any investigations, tests, and surveys reasonably required by GABC and shall disclose and make available to GABC all books, documents, papers and records relating to their assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including general ledgers), tax records, minute books of directors’, managers’ and shareholders’ meetings, organizational documents, material contracts and agreements, loan files, trust files, investments files, filings with any regulatory authority, accountants’ workpapers, litigation files, plans affecting employees, and any other business activities or prospects in which GABC may have a direct or an indirect interest in light of the transactions contemplated by this Agreement; provided that such access or investigation shall not interfere unnecessarily with the operations of CUB, the Subsidiaries and the Trusts. GABC may cause to be hired, at its expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and reasonable monitoring (based on a mutually-agreeable project scope) on Citizens Union’s information technology systems in order to confirm that such systems are free of security breaches as defined in the project scope and, if necessary, provide remediation and notices related thereto. CUB and GABC will each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices.

(b)               During the period from the date of this Agreement to the Effective Time or the date this Agreement is terminated pursuant to Article VII, CUB will cause one or more of its or Citizens Union’s designated representatives to confer on a regular basis with the Chief Executive Officer of GABC, or any other person designated in a written notice given to CUB by GABC pursuant to this Agreement, to report the general status of the ongoing operations of CUB, the Subsidiaries and the Trusts. CUB will promptly notify GABC of any material change in the normal course of the operation of its business or properties, of any regulatory complaints, investigations or hearings (or communications indicating that the same may be contemplated), of any data or security breach, or the institution or the threat of litigation involving CUB, the Subsidiaries or the Trusts and will keep GABC fully informed of such events. Notwithstanding the foregoing, CUB and Citizens Union shall not be required to provide access to or to disclose information where such access or disclosure would violate the rights of Citizens Union’s customers, jeopardize the attorney-client privilege of the entity in possession or control of the information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

Section 4.07.        Title to Real Estate. CUB shall provide copies of all existing title policies with respect to any parcel of Fee Real Estate to GABC and any other title information reasonably requested by GABC. GABC shall have the right (at GABC’s expense) to obtain updated title insurance commitments with respect to any parcel of Fee Real Estate from a national title company selected by GABC (the “Title Company”), showing the condition of title to any parcel of the Fee Real Estate. GABC may also (at GABC’s expense) obtain surveys of any parcel of the Fee Real Estate prepared in accordance with ALTA Minimum Standard Detail Requirements. If GABC becomes aware of any material defect, whether disclosed by a title commitment, survey or otherwise, that GABC reasonably deems unacceptable other than Standard Permitted Exceptions, GABC may notify CUB of such defect prior to the Closing Date. The term “Standard Permitted Exceptions” shall include (i) liens for real estate taxes and assessments not yet delinquent; and (ii) utility, access and other easements, rights of way, restrictions and exceptions existing on the Fee Real Estate as shown in the title commitments or surveys, none of which impair such real property for the use and business being conducted thereon in any material respect. CUB shall have ten (10) days after receipt of GABC’s notice to cure or remove any such unacceptable defects. If CUB does not cure or remove such defects within said period, and the defects would require more than One Million Dollars ($1,000,000) to cure or remove, GABC may either (i) terminate this Agreement pursuant to Section 7.04 hereof immediately by giving CUB notice of termination, specifying the basis under this Section 4.07 for doing so, without further obligation, or (ii) waive such defects and continue the transactions contemplated by this Agreement. The Effective Time Book Value (as calculated in accordance with Section 1.03(c)) shall be reduced by the costs to cure or remove any material defects, whether disclosed by a title commitment, survey or otherwise, that GABC reasonably deems unacceptable other than Standard Permitted Exceptions. If such costs exceed the sum of One Million Dollars ($1,000,000) in the aggregate, then CUB shall have the right pursuant to Section 7.04 hereof to terminate this Agreement by giving GABC notice of termination, specifying the basis under this Section 4.07 for doing so; provided, however, CUB’s termination right under this Section 4.07 shall cease to exist if GABC agrees, within three (3) days of receiving CUB’s notice of termination pursuant to this Section 4.07, that such costs will not reduce the Effective Time Book Value by greater than One Million Dollars ($1,000,000). At the Closing and as a condition thereto, GABC shall receive the following evidence of title with respect to any parcels of the Fee Real Estate reasonably deemed necessary by GABC (collectively, the “Title Policies”): (i) owner’s policies of title insurance (or signed marked-up proforma policies or commitments binding coverage) issued by the Title Company, in amounts reasonably designated by GABC, showing a good and marketable title in the Fee Real Estate, subject only to Standard Permitted Exceptions and other exceptions reasonably acceptable to GABC, including any endorsements reasonably required by GABC and dated no earlier than the Closing Date, or (ii) such endorsements to existing title policies held by CUB, the Subsidiaries or the Trusts reasonably required by GABC, including, without limitation, date-down endorsements and non-imputation endorsements.

Section 4.08.        Confidentiality. CUB and Citizens Union shall continue to be bound by the NDA (as defined in Section 8.07) pursuant to the terms of the NDA. CUB, the Subsidiaries and the Trusts shall ensure that their respective officers, employees, and authorized representatives are subject to confidentiality duties and obligations to GABC and German American with respect to Confidential Information (as defined in the NDA) that are no less restrictive than the terms and conditions applicable to CUB and Citizens Union under the NDA.

Section 4.09.        Fairness Opinion. Subject to the prior review and consent of ProBank Austin, the CUB Fairness Opinion shall be included in the Proxy Statement/Prospectus included as part of the Registration Statement described by Section 5.01.

Section 4.10.        Additional Financial Information. CUB shall furnish to GABC prior to the Closing the consolidated balance sheets of CUB as of the end of the month immediately preceding the month which immediately precedes the month in which the Effective Time occurs (e.g., if the Effective Time occurs on January 1, 2022, the consolidated balance sheets of CUB shall be as of November 30, 2021) and related consolidated statements of income and cash flows and changes of shareholders’ equity for the same period (without footnotes), prepared in accordance with GAAP, that fairly present the consolidated financial position and the consolidated results of operations of CUB in all material respects as of the dates and for the periods indicated. CUB shall provide GABC with an opportunity to discuss such financial statements with CUB and Crowe Horwath LLP prior to the Closing.

Section 4.11.        Termination of 401(k) and ESOP. If directed by GABC no later than sixty (60) days before the Closing Date, CUB shall (a) cause the Board of Directors of CUB to adopt resolutions and an amendment to the 401(k) and ESOP providing (i) that the term “Company Stock” as used therein shall include shares of GABC Common received by the 401(k) and ESOP as part of the Merger Consideration, (ii) that distributions of any shares of GABC Common held in a participant’s account under the 401(k) and ESOP may only be in the form of an “in kind” distribution, and (iii) for the termination of the 401(k) and ESOP on a date that is no later than the Closing Date, and (b) file an application with the Internal Revenue Service on a date that is no later than the Closing Date that requests a favorable determination letter on the 401(k) and ESOP relating to its termination.

Article V

COVENANTS OF GABC AND GERMAN AMERICAN

Section 5.01.        Regulatory Approvals and Registration Statement.

(a)               GABC shall as promptly as practicable (but in no event later than forty-five (45) days after the date of this Agreement) file or cooperate with CUB and Citizens Union in filing all regulatory applications required in order to consummate the Mergers, including all necessary applications or notices for the prior approvals of the FRB, the KDFI, the IDFI and the FDIC. GABC shall keep CUB reasonably informed as to the status of such applications or notices and promptly send or deliver complete copies of such applications or notices, and of any supplementally filed materials, to counsel for CUB.

(b)               GABC shall prepare, in consultation with CUB, mutually acceptable proxy material that shall constitute the Proxy Statement/Prospectus relating to the matters to be submitted to the CUB shareholders at the CUB Shareholder Meeting and GABC shall file as promptly as practicable (but in no event later than forty-five (45) days after the date of this Agreement) with the SEC the registration statement relating to the shares of GABC Common to be issued to the shareholders of CUB pursuant to this Agreement (the “Registration Statement”), and shall use its best efforts to cause it to become effective as soon as practicable and thereafter, until the date of the CUB Shareholder Meeting, or termination of this Agreement, to keep the same effective. At the time the Registration Statement becomes effective, the form of the Registration Statement shall comply in all material respects with the provisions of the 1933 Act and the published rules and regulations thereunder, and shall (to the best of the knowledge of GABC) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. GABC shall use commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. GABC shall promptly notify CUB upon the receipt of any comments from the SEC or its staff or any requirements from the SEC or its staff for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall promptly provide CUB with copies of all correspondence between GABC and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, GABC (i) shall provide CUB with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by CUB, and (iii) shall not file or mail such document or respond to the SEC prior to receiving CUB’s approval, which approval shall not be withheld, conditioned or delayed unreasonably. GABC shall advise CUB, promptly after GABC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of GABC Common for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. At the time of the mailing thereof to the shareholders and at the time of any shareholders meeting, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall (to the best of the knowledge of GABC) not contain any untrue statement of a material fact or omit to state any material fact regarding GABC, German American or the Holding Company Merger necessary to make the statements therein not false or misleading. GABC shall promptly and properly prepare and file any other filings required under the 1934 Act relating to the Mergers, or otherwise required of it under the 1934 Act prior to the Effective Time.

Section 5.02.        Subsequent Discovery of Events or Conditions. GABC shall, in the event it or German American obtains knowledge of the occurrence of any event or condition which would have been materially inconsistent with any of its representations and warranties made to CUB under Article III had such event or condition occurred or existed (or, as to events or conditions that occurred or came into existence in whole or in part prior to the date of this Agreement, been known to GABC or German American) on or before the date of this Agreement, or which would be materially inconsistent with its past or expected future satisfaction of any of its agreements or covenants included in Article V of this Agreement, give prompt notice thereof to CUB.

Section 5.03.        Consummation of Agreement. GABC shall use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and conditions of this Agreement. GABC and any of its subsidiaries shall not (a) knowingly take any action that would, or is reasonably likely to, prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action or inaction that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Mergers set forth in this Agreement not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Mergers except, in each case, as may be required by applicable law or regulation.

Section 5.04.        Preservation of Business. GABC shall: (a) conduct its business substantially in the manner as is presently being conducted and in the ordinary course of business and not amend its articles of incorporation in any manner that requires the approval of shareholders of GABC under the IBCL; (b) file, and cause its subsidiaries to file, all required reports with applicable regulatory authorities; (c) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a Material Adverse Effect on the financial condition, results of operation, business, assets or capitalization of GABC on a consolidated basis; and (d) comply in all material respects with each contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party by which it is or may be subject or bound, the breach of which could result in a Material Adverse Effect on the financial condition, results of operations, business, assets or capitalization of GABC on a consolidated basis. GABC shall promptly notify CUB in writing of the occurrence of any matter or event known to GABC that is, or is likely to have a Material Adverse Effect on the businesses, operations, properties, assets or condition (financial or otherwise) of GABC and its subsidiaries on a consolidated basis.

Section 5.05.        Employee Benefit Plans and Employee Payments.

(a)               GABC and GABC’s subsidiaries, as applicable, shall provide compensation and benefits to the officers and employees of CUB, the Subsidiaries and the Trusts who continue as employees of GABC or any of GABC’s subsidiaries after the Effective Time (“Continuing Employees”) that are generally comparable to those provided to similarly situated employees of GABC and GABC’s subsidiaries.

(b)               GABC and GABC’s subsidiaries, as applicable, shall cause Continuing Employees to receive credit for prior service with CUB, the Subsidiaries or the Trusts for purposes of eligibility and vesting under those GABC and German American employee benefit plans (in effect as of the Effective Time) that are made available to such Continuing Employees; provided, however, that in no event will any credit be given to the extent it would result in the duplication of benefits for the same period of service. Except as otherwise provided herein and subject to the consent of applicable insurance carriers and service providers, GABC may determine to keep one or more of CUB’s or Citizens Union’s separate benefit plans in effect for the Continuing Employees through the last day of 2022, or thereafter, even if the Effective Time occurs prior to the last day of 2022, if permitted by applicable law and the provisions of such plans; provided, however, that, to the extent that GABC determines, in its sole discretion, that one or more of CUB or Citizens Union’s employee benefit plans should be terminated, either as of the Effective Time or such later time as GABC may determine is appropriate, Continuing Employees shall become eligible to participate in one or more similar type(s) of employee benefit plan(s) of GABC or German American, if any, (for example, 401(k) to 401(k) or life insurance to life insurance) immediately upon such termination, subject to the terms and conditions of such plan(s), with no gap in coverage except as may be required by the timing of pay dates with respect to 401(k) deferrals. To the extent that the initial period of coverage for Continuing Employees under any GABC or German American health and dental plan is not a full twelve (12) month period of coverage, such benefit plans shall provide credit for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding and comparable CUB or Citizens Union plan during the balance of such twelve (12) month period of coverage provided that GABC can obtain, in a manner reasonably satisfactory to GABC, the necessary data.

(c)               After the Effective Time, CUB’s and Citizens Union’s paid time-off policies shall terminate and all Continuing Employees shall be subject to GABC’s paid-time-off policy. Notwithstanding the foregoing, all accrued and unpaid paid time-off of Continuing Employees at the Effective Time, up to but not beyond two hundred (200) hours per Continuing Employee, shall be carried over to GABC’s paid-time-off policy.

(d)               Until the Effective Time, CUB, the Subsidiaries and the Trusts, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. GABC or a GABC subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of CUB, the Subsidiaries or the Trusts who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of CUB, the Subsidiaries or the Trusts who incurs a qualifying event before the Effective Time.

(e)               GABC or German American intends to retain substantially all of the employees of CUB, the Subsidiaries or the Trusts after the Effective Time. Except for those employees entitled to the benefits set forth in Section 5.05(e) of the CUB Disclosure Schedule, those employees of CUB, the Subsidiaries or the Trusts, as of the Effective Time (i) who GABC or its subsidiaries elect not to employ after the Effective Time or who become Continuing Employees but are terminated by German American (or a subsidiary of German American) other than for cause within twelve (12) months after the Closing Date, and (ii) who sign and deliver a Termination and Release Agreement in the form attached hereto as Exhibit 5.05(e), shall be entitled to a severance payment (payable, net of deductions, in a lump-sum payment promptly upon termination of employment and provided that they have satisfied the applicable conditions for such payment) equal to two (2) weeks of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with CUB, the Subsidiaries or the Trusts and their successors, with a minimum of twelve (12) weeks and a maximum of twenty-six (26) weeks. In addition, any such terminated employees shall be entitled to their accrued paid-time-off and to continuation coverage under German American’s group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees.

(f)                Nothing in this Section shall be deemed to apply to employees other than those described in this Section, or to limit or modify GABC’s or German American’s at-will employment policy or any employee’s at-will employment status. It is understood and agreed between the parties that all provisions contained in this Agreement with respect to employment, employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and do not and shall not create any right in any other Person, including, but not limited to, any Continuing Employee, any participant in any benefit or compensation plan or any beneficiary thereof. Nothing in this Agreement shall be deemed to constitute an amendment of any employee benefit plan of GABC or German American, nor shall it limit the right of CUB, Citizens Union, GABC or German American from amending or terminating their respective employee benefit plans from time to time.

(g)               As to CUB’s and/or Citizens Union’s welfare benefit plans:

(i)                 To the extent allowable under the plans and subject to the consent of applicable insurance carriers and service providers, all fully insured welfare benefit plans (including, but not limited to, health, dental/vision, life/AD&D, LTD) currently sponsored by CUB and/or Citizens Union, shall continue as separate plans after the Effective Time, until such time as GABC determines, in its sole discretion, that it will terminate any or all of such plans.

(ii)              As of the Effective Time, CUB and/or Citizens Union shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to GABC and to provide GABC all necessary financial, enrollment, eligibility, contractual and other information related to these welfare benefit plans to assist GABC in the administration of such plans.

(iii)            From the date of this Agreement through the Effective Time, CUB and/or Citizens Union shall continue to pay the applicable insurance premiums necessary to continue the benefits under CUB’s and/or Citizens Union’s fully insured welfare benefit plans.

(h)               From and after the date of this Agreement, CUB shall not award any additional equity grants or awards of any kind under the CUB Stock Option Plan. Prior to the Effective Time, CUB shall use its best efforts, including using its best efforts to obtain any necessary consents from optionees, with respect to the CUB Stock Option Plan, to permit the conversion of each outstanding stock option into cash as provided in Section 1.03(d). CUB shall take action prior to the Effective Time to cause the termination of the CUB Stock Option Plan as of the Effective Time.

Section 5.06.        Indemnification and Insurance.

(a)               GABC shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director, manager and officer of CUB, the Subsidiaries and the Trusts (each, an “Indemnified Party”) following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director, manager or officer of CUB, the Subsidiaries or the Trusts (including without limitation service as a trustee or in any similar capacity with respect to any CUB Plan), under applicable Kentucky or Indiana law or any organizational documents of CUB, the Subsidiaries or the Trusts, as in effect as of the date of this Agreement.

(b)               GABC shall cause the persons serving as officers, managers and directors of CUB, the Subsidiaries and the Trusts immediately prior to the Effective Time to be covered for a period of six (6) years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by CUB and Citizens Union (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by GABC, Citizens Union shall cause the applicable broker of record for its Existing Policy to be assigned to GABC’s designee. Such assignment in favor of GABC’s designee shall be executed by Citizens Union with sufficient time to allow GABC and its designee to place the insurance required by this Section. The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided, however, that GABC shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of one hundred fifty percent (150%) of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); and, provided, further, however, that, if notwithstanding the use of reasonable efforts to do so, GABC is unable to maintain or obtain the insurance called for by this Section 5.06(b), GABC shall obtain as much comparable insurance as is available for the Maximum Amount. GABC’s obligations within this Section 5.06(b) apply solely and exclusively to the Existing Policy at current limits of insurance, as well as its other terms, conditions, exclusions and annual premium as of the date of this Agreement, and which must be continuously maintained in force by Citizens Union without interruption, cancellation or amendment until the Effective Time or GABC’s obligations within this Section shall cease.

(c)               The provisions of this Section 5.06 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(d)               In the event that either GABC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of GABC shall assume the obligations set forth in this Section 5.06.

Section 5.07.        Confidentiality. GABC and German American shall continue to be bound by the NDA (as defined in Section 8.07) pursuant to the terms of the NDA. GABC and German American shall ensure that each of their subsidiaries and their respective officers, employees, and authorized representatives are subject to confidentiality duties and obligations to CUB and Citizens Union with respect to Confidential Information (as defined in the NDA) that are no less restrictive than the terms and conditions applicable to GABC and German American under the NDA.

Section 5.08.        Updated GABC Disclosure Schedules. GABC shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the GABC Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the GABC Disclosure Schedules or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of GABC contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the GABC Disclosure Schedules unless CUB shall have first consented in writing with respect thereto.

Section 5.09.        Trust Preferred Securities. Upon the Effective Time, GABC shall assume the due and punctual performance and observance of the covenants and conditions to be performed by CUB under each of (i) the Indenture dated as of October 1, 2004 (the “Capital I Indenture”) between CUB and Wilmington Trust Company, as trustee, relating to the capital securities issued thereunder (the “Capital I Securities”) and the due and punctual payments of the principal of and premium, if any, and interest on the Capital I Securities, as required by Article III of the Indenture, and (ii) the Indenture dated as of August 19, 2005 (the “Capital II Indenture”) between CUB and Wells Fargo Bank, National Association, as trustee, relating to the capital securities issued thereunder (the “Capital II Securities”) and the due and punctual payments of the principal of and premium, if any, and interest on the Capital II Securities, as required by Article III of the Capital II Indenture. In connection therewith, GABC shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

Article VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.01.        Conditions of GABC’s and German American’s Obligations. The obligations of GABC and German American to effect the Mergers shall be subject to the satisfaction (or waiver by GABC and German American) prior to or on the Closing Date of the following conditions:

(a)               The representations and warranties made by CUB and Citizens Union in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of CUB, except for those included in Sections 2.01, 2.02 and 2.06, inclusive, hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of CUB or Citizens Union, has had or would result in a Material Adverse Effect on CUB, the Subsidiaries or the Trusts.

(b)               CUB, the Subsidiaries and the Trusts shall have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

(c)               The shareholders of CUB shall have approved and adopted this Agreement and the Holding Company Plan of Merger as required by applicable law and its Articles of Incorporation.

(d)               No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers, which makes the consummation of the Mergers illegal.

(e)               All necessary regulatory approvals, consents, authorizations and other approvals required by law or stock market requirements for consummation of the Mergers shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods in respect thereof shall have expired, and no such approvals shall contain any burdensome conditions, stipulations, restrictions or requirements which GABC reasonably determines in good faith would materially adversely affect the consolidated financial condition, earnings, business, properties or operations of CUB, the Subsidiaries or the Trusts.

(f)                GABC shall have received the environmental reports required by Section 4.05 and 4.01(a)(xv) hereof and this Agreement shall not have been terminated and canceled pursuant to Section 4.05 hereof.

(g)               GABC shall have received from CUB on or prior to the Closing the items and documents, in form and content reasonably satisfactory to GABC, set forth in Section 1.09(a) hereof.

(h)               The Registration Statement shall be effective under the 1933 Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

(i)                 GABC shall have obtained an opinion of Dentons Bingham Greenebaum LLP, in form and substance reasonably acceptable to the parties, dated on or about the date the Proxy Statement/Prospectus is delivered to the CUB shareholders to the effect that the Mergers effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from CUB and GABC, which representations may take the form of written certifications.

(j)                 The Title Company shall have agreed to issue the Title Policies at the Closing.

(k)                Less than ten percent (10%) of the outstanding shares of CUB Common have become and remain Dissenting Shares as described in Section 1.03 of this Agreement.

(l)                 CUB’s Board of Directors shall have adopted any resolutions or have amended the CUB Stock Option Plan as necessary to effect the process described under Section 1.03(d) and Section 1.04 of this Agreement.

Section 6.02.        Conditions of CUB’s and Citizens Union’s Obligations. CUB’s and Citizens Union’s obligations to effect the Mergers shall be subject to the satisfaction (or waiver by CUB and Citizens Union) prior to or on the Closing Date of the following conditions:

(a)               The representations and warranties made by GABC and German American in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of GABC shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of GABC, has had or would result in a Material Adverse Effect on GABC.

(b)               GABC and German American shall each have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement.

(c)               The shareholders of CUB shall have approved and adopted this Agreement and the Holding Company Plan of Merger as required by applicable law and its Articles of Incorporation.

(d)               No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, other governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, enforced or deemed applicable to the Mergers, which makes the consummation of the Mergers illegal.

(e)               All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Mergers shall have been obtained and all waiting periods required by law shall have expired.

(f)                CUB shall have received from GABC at the Closing the items and documents, in form and content reasonably satisfactory to CUB, listed in Section 1.09(b) hereof.

(g)               The Registration Statement shall be effective under the 1933 Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

(h)               CUB shall have obtained an opinion of Dentons Bingham Greenebaum LLP, in form and substance reasonably acceptable to the parties, dated on or about the date the Proxy Statement/Prospectus is delivered to the CUB shareholders to the effect that the Mergers effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of CUB to the extent they receive shares of GABC Common in the Holding Company Merger in exchange for their shares of CUB Common, except that gain or loss will be recognized with respect to any cash received. Such opinion shall be based upon factual representations received by counsel from CUB and GABC, which representations may take the form of written certifications.

(i)                 The shares of GABC Common issued in the Holding Company Merger shall be eligible for trading on the NASDAQ Global Market.

Article VII

TERMINATION OR ABANDONMENT

Section 7.01.        Mutual Agreement. This Agreement may be terminated by the mutual written agreement of CUB and GABC, approved by their respective Boards of Directors, at any time prior to the Effective Time, regardless of whether shareholder approval of this Agreement and the Mergers by the shareholders of CUB shall have been previously obtained.

Section 7.02.        By Unilateral Action. Either party may, in addition to any other remedies to which such party may be entitled, terminate this Agreement at any time prior to the Effective Time and abandon the Mergers, if such party’s Board of Directors determines that:

(a)               either

(i)               the other party has breached any representation or warranty contained herein (other than those breaches that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the other party), which breach cannot be cured, or has not been cured within thirty (30) days after the giving of written notice to such party of such breach; or

(ii)              the other party has breached in any material respect any of the covenants or agreements contained herein, which breach cannot be cured, or has not been cured within thirty (30) days after the giving of written notice to the other party of such breach; or

(b)               any of the conditions to the obligations of such party are not satisfied or waived on or prior to the Closing Date and are not capable of being satisfied by April 1, 2022, immediately upon delivery of written notice thereof to the other party on the Closing Date.

Section 7.03.        Shareholder Approval Denial; Dissenting Shareholders.

(a)       If this Agreement and consummation of the Mergers are not approved by the required vote of the CUB Common shares outstanding on the record date for the meeting (including any adjournments) of CUB Common shareholders at which the proposal for the approval of this Agreement and consummation of the Mergers is submitted to them for a vote, then either party (subject to Section 7.09(b)) may terminate this Agreement by giving written notice thereof to the other party.

(b)       GABC may terminate this Agreement by giving written notice to CUB if greater than twenty percent (20%) of the outstanding shares of CUB Common have become and remain Dissenting Shares as described in Section 1.03 of this Agreement.

Section 7.04.        Adverse Environmental Reports; Title Defects. GABC and CUB each may terminate this Agreement under the circumstances, and by providing to the other the written notices, specified in Section 4.05 or Section 4.07, subject to the limitations set forth in Section 4.05 and Section 4.07, respectively.

Section 7.05.        Termination Upon Adverse Regulatory Determination. In connection with the filings that GABC, German American, CUB and/or Citizens Union may be required to make in connection with the Mergers with banking and antitrust regulatory agencies (“Agencies”), each party shall use its best efforts to obtain all necessary approvals of, or clearances from, the Agencies, and shall cause its respective agents and advisors to cooperate and use their best efforts in connection therewith. GABC (or its subsidiaries) shall be responsible for making the required filings for the Mergers (except to the limited extent that the applicable law, regulations, or forms specify that CUB or Citizens Union is the appropriate filing party) with the Agencies, and for discussing such filings with the Agencies and responding to comments thereon. If any required filing is disapproved by any of the Agencies, or any determination is made by any of the Agencies that either of the Mergers cannot be consummated except on terms and conditions that are materially adverse to GABC (an “Adverse Determination”), then GABC shall promptly advise CUB of such Adverse Determination and GABC’s intended course of action with respect thereto. In the event that GABC in its sole reasonable discretion determines to seek a judicial or regulatory appeal or review (formal or informal) of the Adverse Determination, CUB and Citizens Union (and their agents and advisors) shall continue to cooperate with such appeal and review procedure and use its best efforts to assist in connection with obtaining reversal or modification of such Adverse Determination. In the event that (i) GABC in its sole reasonable discretion elects not to seek an appeal or review of the Adverse Determination or elects in its sole reasonable discretion at any time after seeking such an appeal or review to discontinue that effort, or (ii) GABC seeks such an appeal or review but all avenues for such appeal or review are exhausted without the Adverse Determination having been vacated or overruled or modified in such a manner that the Adverse Determination is no longer materially adverse, then either GABC or CUB may terminate this Agreement without obligation to the other on account of the Adverse Determination.

Section 7.06.        Regulatory Enforcement Matters. In the event that CUB or Citizens Union, on the one hand, or GABC or German American, on the other hand, should become a party or subject to any cease and desist order imposed by any federal or state agency charged with the supervision or regulation of banks or their holding companies after the date of this Agreement, then the party that is not (and whose affiliate is not) subject to such regulatory enforcement may terminate this Agreement by giving written notice thereof to the other party.

Section 7.07.        Lapse of Time. If the Closing Date does not occur on or prior to April 1, 2022, then this Agreement may be terminated by the Board of Directors of either CUB or GABC by giving written notice thereof to the other party.

Section 7.08.       Lack of Exclusivity. In the event (a) CUB breaches its notice obligations under Section 4.01(e) related to an Acquisition Transaction, or (b) CUB does not terminate all discussions, negotiations and information exchanges related to such inquiry, proposal, indication of interest or offer related to an Acquisition Transaction within forty-five (45) days after the first communication between CUB or Citizens Union and the third party and provide GABC with written notice of such termination, or (c) the CUB Board fails to include its recommendation in favor of the Holding Company Merger in the proxy statement delivered to shareholders of CUB with regard to the CUB Shareholder Meeting, or the withdrawal by the CUB Board of such recommendation following the submission by any other person or entity not a party to this Agreement of an indication of interest to CUB or Citizens Union contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with CUB or Citizens Union, GABC may terminate this Agreement by written notice to CUB.

Section 7.09.        Effect of Termination.

(a)               Upon termination, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of either party or their respective directors, officers, employees, agents and shareholders, except as provided in compliance with: (i) the obligations of the parties to pay their expenses pursuant to Section 8.02, and (ii) the obligation of CUB to pay certain termination fees under the circumstances described by subsection (b) of this Section 7.09; provided, however, that termination shall not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

(b)               Notwithstanding the foregoing, in the event that this Agreement is terminated by GABC pursuant to Section 7.08, then in addition to whatever legal rights or remedies GABC may be entitled to assert against any third party, CUB shall, upon GABC’s demand and not later than the second business day after the making of such demand, pay to GABC a termination fee of Six Million Five Hundred Thousand Dollars ($6,500,000). If CUB should fail or refuse to pay any amount demanded by GABC pursuant to the preceding sentence and GABC recovers such disputed amount pursuant to a legal proceeding, CUB shall, in addition thereto, pay to GABC all costs, charges, expenses (including, without limitation the fees and expenses of counsel) and other amounts expended by GABC in connection with or arising out of such legal proceeding. The termination fee payable by CUB constitutes liquidated damages and not a penalty for termination under Section 7.08 of this Agreement.

Article VIII

MISCELLANEOUS

Section 8.01.        Liabilities. In the event that this Agreement is terminated or the Mergers abandoned pursuant to the provisions of Article VII hereof, no party and no officer, director, manager, or employee of any party hereto shall have any liability to any other party for costs, expenses, damages, termination fees, or otherwise except to the extent specifically set forth in Section 7.09.

Section 8.02.        Expenses. Except as otherwise provided in Section 4.05 hereof, CUB shall pay all expenses of CUB, the Subsidiaries and the Trusts, and their respective shareholders, officers, managers and directors incidental to the Mergers contemplated hereby, and GABC shall pay all expenses of GABC and its subsidiaries and their respective shareholders, officers and directors incidental to the Mergers contemplated hereby.

Section 8.03.        Notices. Any notice or other communication hereunder shall be in writing and shall be deemed to have been given or made (a) on the date of delivery, in the case of hand delivery, (b) the next business day if timely deposited the prior business day for shipping with a recognized overnight courier delivery service, with all shipping fees for next business day delivery prepaid or billed to shipper, and (c) three (3) business days after deposit in the United States Registered or Certified Mail, with mailing receipt postmarked by the Postal Service to show date of mailing, postage prepaid; addressed (in any case) as follows:

(a)	If to GABC:

German American Bancorp, Inc.

711 Main Street

Box 810

Jasper, Indiana 47546

Attn: Mark A. Schroeder, Chairman and Chief Executive Officer

with a copy to:

Dentons Bingham Greenebaum LLP

2700 Market Tower

10 W. Market Street

Indianapolis, Indiana 46204

Attn: Jeremy E. Hill, Esq.

(b)	If to CUB:

Citizens Union Bancorp of Shelbyville, Inc.

1854 Midland Trail

Shelbyville, Kentucky 40065

Attn: David M. Bowling, Chief Executive Officer

with a copy to:

Frost Brown Todd LLC

400 West Market Street

Suite 3200

Louisville, Kentucky 40202

Attn: Nathan L. Berger, Esq.

or to such other address as any party may from time to time designate by notice to the others.

Section 8.04.        Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including, without limitation those included in Section 5.06) that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.05.        Representations Not Affected by Review. The reliability and binding effect of any representation or warranty made by any party in this Agreement shall not be diminished or limited in any way by any review, or by the opportunity to conduct any review, by or on behalf of the intended beneficiary of the subject matter of the representation or warranty, whether before or after the date of this Agreement, unless and to the extent that the reviewing party and the other party expressly agree otherwise in writing.

Section 8.06.        Press Releases. GABC and CUB shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of NASDAQ, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

Section 8.07.        Entire Agreement. Except for that certain Mutual Confidentiality and Non-Disclosure Agreement dated as of June 25, 2021 (the “NDA”), this Agreement and the exhibits, schedules, appendices, and agreements contemplated hereunder constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof.

Section 8.08.        Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

Section 8.09.        Waiver, Amendment or Modification. The conditions of this Agreement that may be waived may only be waived by written notice specifically waiving such condition addressed to the party claiming the benefit of the waiver. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

Section 8.10.        Rules of Construction. Unless the context otherwise requires (a) a term used herein has the meaning assigned to it, and (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

Section 8.11.        Counterparts/Facsimiles. This Agreement may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument. A telecopy, facsimile, or email transmission of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 8.12.        Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, estates, heirs, personal representatives, and executors. Except for the persons intended to be benefited by (and to the extent provided by) Section 5.07, there shall be no third party beneficiaries hereof.

Section 8.13.        Governing Law; Assignment; Specific Performance. This Agreement shall be governed by the laws of the State of Indiana. This Agreement may not be assigned by any of the parties hereto. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court with jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.14.        Securityholder Litigation. Each party shall notify the other parties hereto in writing of any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of such party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other parties reasonably informed with respect to the status thereof. Each party shall give the other parties the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, no party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other parties (which shall not be unreasonably withheld, conditioned or delayed).

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer

GERMAN AMERICAN BANK

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer

CITIZENS UNION BANCORP OF SHELBYVILLE, INC.

By:	/s/ David M. Bowling
David M. Bowling
Chief Executive Officer

CITIZENS UNION BANK OF SHELBYVILLE, INC.

By:	/s/ David M. Bowling
David M. Bowling
Chief Executive Officer

EXHIBIT 1.01

PLAN OF MERGER

The following constitutes a Plan of Merger within the meaning of the Indiana Business Corporation Law (Indiana Code 23-1-40-1) (“IBCL”) and the Kentucky Business Corporation Act (Kentucky Revised Statutes 271B.11-010) (“KBCA”):

1.       The names of each corporation planning to merge (the “Merger”) are:

German American Bancorp, Inc., an Indiana corporation (the “Surviving Corporation”)

Citizens Union Bancorp of Shelbyville, Inc., a Kentucky corporation (the “Merging Corporation”)

2.       The corporation surviving the Merger is German American Bancorp, Inc., the name of which is not changed pursuant to this Plan of Merger.

3.       At the time of filing with the Indiana Secretary of State and the Kentucky Secretary of State of appropriate Articles of Merger with respect to the Merger or at such later time as shall be specified by such Articles of Merger (the “Effective Time”), each of the shares of common stock, without par value, of the Merging Corporation (“Merging Corporation Stock”) that shall then be issued and outstanding (other than shares with respect to which holders have properly exercised, and not withdrawn or waived, appraisal rights in accordance with the KBCA) shall be converted into the right to receive, without interest, a cash payment of Thirteen and 44/100 Dollars ($13.44) per share and 0.7739 (the “Exchange Ratio”) of a newly-issued share of common stock of the Surviving Corporation, all subject to and in accordance with the terms and provisions of Article I of the Agreement and Plan of Reorganization among the Surviving Corporation, the Merging Corporation and certain of their subsidiaries dated September 20, 2021 (the “Agreement”).

4.       The shares of Surviving Corporation stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Surviving Corporation stock.

5.       The Articles of Incorporation and the Bylaws of the Surviving Corporation (each as amended immediately prior to the effective time of the merger) shall not change as a result of the Merger.

6.       No fractional shares of the Surviving Corporation Stock shall be issued in the Merger and, in lieu thereof, holders of shares of Merging Corporation Stock who would otherwise be entitled to a fractional share interest (after taking into account all shares of Merging Corporation Stock held by such holder) in stock of the Surviving Corporation shall be paid an amount in cash equal to the product of multiplying such fractional share by $_________.

7.        From time to time on and after the Effective Time, the last acting officers of the Merging Corporation or the corresponding officers of the Surviving Corporation may, in the name of the Surviving Corporation, execute and deliver all such proper deeds, assignments and other instruments and take or cause to be taken all such further or other actions as the Surviving Corporation, or its successors or assigns, may deem necessary or desirable in order to vest in, perfect or confirm to the Surviving Corporation and its successors and assigns, title to and possession of all of the property, rights, privileges, powers and franchises of the Merger Corporation and otherwise to carry out the intent and purposes of this Plan of Merger.

EXHIBIT 1.05

AGREEMENT AND PLAN OF BANK MERGER

Between

GERMAN AMERICAN BANK

And

CITIZENS UNION BANK OF SHELBYVILLE, INC.

THIS AGREEMENT AND PLAN OF BANK MERGER (this “Agreement”), made between GERMAN AMERICAN BANK (hereinafter referred to as “German American”), a bank organized under the laws of the State of Indiana, being located at 711 Main Street, Jasper, County of Dubois, in the State of Indiana, and CITIZENS UNION BANK OF SHELBYVILLE, INC. (hereinafter referred to as “Citizens Union”), a bank organized under the laws of the Commonwealth of Kentucky, being located at 1854 Midland Trail, Shelbyville, County of Shelby, in the Commonwealth of Kentucky, each acting pursuant to a resolution of its board of directors adopted by the vote of at least a majority of its directors, witnesses as follows:

SECTION 1.

Citizens Union shall be merged with and into German American under the charter of the latter (the “Merger”), subject to and effective in accordance with the terms and conditions of this Agreement. The Articles of Incorporation and Bylaws of German American, as in effect immediately prior to the effective time of the Merger, shall continue, unchanged, as the Articles of Incorporation and Bylaws of the surviving bank from and after the effective time of the Merger.

SECTION 2.

The name of the surviving bank shall be “German American Bank.”

SECTION 3.

The business of the surviving bank shall be that business that is authorized to be conducted by a bank organized under the laws of the State of Indiana. The business of banking of the surviving bank shall be conducted by the surviving bank at its main office, which shall be located at 711 Main Street, Jasper, Indiana, and at its legally established branches.

SECTION 4.

The Merger shall have all of the effects provided by the Indiana Financial Institutions Act, as amended, and the Kentucky Financial Services Code, as amended. All assets of Citizens Union as they exist at the effective time of the Merger shall pass to and vest in the surviving bank without any conveyance or other transfer. The surviving bank shall be responsible for all of the liabilities of every kind and description of Citizens Union existing as of the effective time of the Merger.

SECTION 5.

At the effective time of the Merger, the shares of capital stock of German American that were issued and outstanding immediately prior to the Merger shall continue to be issued and outstanding, and the shares of capital stock of Citizens Union that were issued and outstanding immediately prior to the Merger shall be canceled.

SECTION 6.

The members of the board of directors of German American immediately prior to the effective time of the Merger shall continue to serve as members of the Board of Directors of the surviving bank at and after the effective time of the Merger until the next annual meeting or until such time as their successors have been elected and have qualified. The officers of German American immediately prior to the effective time of the Merger shall continue to serve as officers of the surviving bank at and after the effective time of the Merger until they are removed or resign their offices.

SECTION 7.

This Agreement may be terminated by the mutual consent of the boards of directors of German American and Citizens Union at any time prior to the effective time of the Merger. Notwithstanding the foregoing, in the event that that certain Agreement and Plan of Reorganization dated September 20, 2021, by and among German American Bancorp, Inc., Citizens Union Bancorp of Shelbyville, Inc., German American Bank and Citizens Union Bank of Shelbyville, Inc. (“Master Agreement”) is terminated without the transactions contemplated thereby being consummated as provided therein, then this Agreement shall also be terminated and shall be of no further force and effect.

SECTION 8.

This Agreement shall be approved by the sole shareholder of each of the merging banks as required by law. Subject to Section 9 of this Agreement, the Merger shall become effective at the time specified in the Articles of Merger filed with the Department of Financial Institutions of the State of Indiana, the Department of Financial Institutions of the Commonwealth of Kentucky, the Secretary of State of the State of Indiana and the Secretary of State of the Commonwealth of Kentucky (the “Effective Time”).

SECTION 9.

Anything herein to the contrary notwithstanding, the obligations of the merging banks under this Agreement are subject to and expressly conditioned upon the consummation of the merger of German American Bancorp, Inc., and Citizens Union Bancorp of Shelbyville, Inc. as described in the Master Agreement.

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SECTION 10.

From time to time on and after the Effective Time, the last acting officers of Citizens Union or the corresponding officers, shareholder, or agents of German American may, in the name of the surviving bank, execute and deliver all such proper deeds, assignments and other instruments and take or cause to be taken all such further or other actions as the surviving bank, or its successors or assigns, may deem necessary or desirable in order to vest in, perfect or confirm to the surviving bank and its successors and assigns, title to and possession of all of the property, rights, privileges, powers and franchises of Citizens Union and otherwise to carry out the intent and purposes of this Agreement.

WITNESS, the signatures of said merging banks this _____ day of __________, 2021, each set by its Chairman, Chief Executive Officer or President and attested to by its Cashier or Secretary, pursuant to a resolution of its board of directors, acting by a majority of its members.

GERMAN AMERICAN BANK
Attest:

By:
Secretary		Mark A. Schroeder
Chairman and Chief Executive Officer

CITIZENS UNION BANK OF SHELBYVILLE, INC.
Attest:

By:
Secretary		David M. Bowling
Chief Executive Officer

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EXHIBIT 5.05(e)

TERMINATION AND RELEASE AGREEMENT

Attached hereto.

TERMINATION AND RELEASE AGREEMENT

THIS TERMINATION AND RELEASE AGREEMENT (“Agreement”) is voluntarily entered into as of the date(s) set forth below by and between ________________ (“Employee”) and German American Bank (“German American”).

WHEREAS, German American has either elected not to employ Employee or has terminated Employee’s employment within twelve (12) months of the effective date of the merger of Citizens Union Bank of Shelbyville, Inc. (“CUB”) into German American Bank; with such election or termination being effective as of __________________, 201___ (the “Separation Date”);

NOW THEREFORE, German American and Employee desire to fully and completely settle and dispose of any and all claims of any kind or nature which Employee may now or hereafter have against German American. German American and Employee also desire that Employee keeps this Agreement confidential. In consideration of the foregoing, and the mutual promises and covenants to be performed as herein set forth, the parties hereto agree as follows:

1.       Definition. The term “German American,” as used in this Agreement, shall be deemed to include, in addition to German American Bank, its affiliates and German American Bancorp, Inc. German American and any such affiliate(s) shall be entitled to enforce this Agreement as if a party to this Agreement. The term “CUB,” as used in this Agreement, shall be deemed to include, in addition to Citizens Union Bank of Shelbyville, Inc., Citizens Union Bancorp of Shelbyville, Inc. immediately prior to the effective time of the merger of Citizens Union Bancorp of Shelbyville, Inc. with and into German American Bancorp, Inc.

2.       Separation of Employment. Effective as of the Separation Date, Employee’s employment with German American shall be terminated. Employee acknowledges that German American does not have any obligation, contractual or otherwise, to rehire, reemploy, recall, or hire Employee in the future.

3.       Severance Payment. In exchange for the promises and covenants contained herein, German American shall pay Employee a “Severance Payment” equal to $__________, consisting of two (2) weeks of pay, at Employee’s base rate of pay in effect as of the Separation Date, for each full year of Employee’s continuous service with CUB, or any of its subsidiaries or affiliates, and/or German American (as applicable), with a minimum of twelve (12) weeks and a maximum of twenty-six (26) weeks. The Severance Payment shall be paid in lump sum (less all applicable taxes, including Federal, State and local taxes, and FICA) within ten (10) days following Employee’s execution of this Agreement, and reported on a form W-2; provided, however, that if the Review Period and Revocation Period described in Section 6, along with the ten (10) day period within which payment is to be made span two calendar years, the Severance Payment will be made in the second calendar year. In addition, Employee shall be entitled to his or her accrued paid-time-off and to continuation coverage under any applicable CUB or German American group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by Employee. Apart from the Severance Payment, German American has paid Employee any and all other compensation owed to Employee by German American.

4.       Employee’s Release. In exchange for the promises and covenants herein, including the payment of the Severance Payment, Employee, Employee’s heirs, next of kin, personal representatives, assigns and successors in interest, hereby irrevocably, unconditionally and generally releases, acquits and forever discharges to the fullest extent permitted by law German American, its owners, predecessors, successors, assigns, agents, directors, officers, employees, representatives, attorneys, insurance carriers, benefit plans and all other persons acting by, through, under or in concert with any of them (“Released Parties”), from any and all grievances, charges, complaints, liabilities, damages, lawsuits, actions, causes of action, rights, demands, costs, losses, debts, reinstatement, instatement, engagement, employment, bonuses, commissions, fees, back pay, front pay, lost wages, liquidated, compensatory and/or punitive damages, benefits, obligations, promises, agreements, controversies, attorney’s fees, costs, and rights of any kind or nature whatsoever, in law or in equity, whether known or unknown, which arise out of Employee’s employment and/or the separation of Employee’s employment.

By way of specification and not by way of limitation, Employee specifically waives, releases, and agrees to forego any rights or claims that Employee may now have, may have heretofore had, or may at any time hereafter have against the Released Parties on matters arising prior to and up to the date of this Agreement under tort, contract, statute, or other law of the United States or any of its individual states, including, but not limited to, claims arising out of allegations of wrongful, retaliatory or constructive discharge, breach of contract, breach of implied covenant of good faith and fair dealing, tortious interference with contract, misrepresentation, fraud, promissory estoppel, slander, libel, defamation, emotional pain and suffering and intentional infliction of emotional distress or any claim under Title VII, the Civil Rights Act of 1991, the ADA, the ADEA, the FMLA, or under any other laws, ordinances, executive orders, rules, regulations or administrative or judicial case law arising under the statutory or common laws of the United States or any of its individual states, or any political subdivision thereof.

5.       Exclusions from Release. Employee understands that he does not waive future claims. Also, Employee further understands that nothing in this Agreement shall in any way adversely affect whatever vested rights Employee may have to benefits under any retirement or other employee benefit plan. In addition, Employee acknowledges that this Agreement is not intended to (a) prevent Employee from filing a charge or complaint including a challenge to the validity of this Agreement, with the Equal Employment Opportunity Commission ("EEOC"); (b) prevent Employee from participating in any investigation or proceeding conducted by the EEOC; or (c) establish a condition precedent or other barrier to exercising these rights. While Employee has the right to participate in an investigation, Employee understands that he is waiving his right to any monetary recovery arising from any investigation or pursuit of claim. Employee acknowledges that he has the right to file a charge alleging a violation of the ADEA with any administrative agency and/or to challenge the validity of the waiver and release of any claim Employee might have under the ADEA without either: (a) repaying to German American the amounts paid by it to him or on my behalf under this Agreement; or (b) paying to German American any other monetary amounts (such as attorney's fees and/or damages).

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6.       Waiver of Rights and Claims under the Age Discrimination in Employment Act. In the event Employee is at least forty (40) years of age, Employee is covered by the provisions of the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act. In conformance with these acts, Employee acknowledges that on ______________, 201___, German American delivered this Agreement to Employee and advised Employee of Employee’s right to consult with an attorney prior to executing this Agreement. Employee is also advised that as of the date this Agreement was delivered to Employee, Employee has a period of forty-five (45) days in which to review and execute this Agreement (“Review Period”). Employee is also advised that, after executing this Agreement, Employee has an additional seven (7) days in which to revoke this Agreement (“Revocation Period”). Employee’s signature shall constitute and be considered a waiver of any prospective days remaining in the Review Period. The terms of this Agreement will become effective upon the expiration of the Revocation Period. Employee understands that if Employee revokes this Agreement, all consideration agreed to by German American, including but not limited to the Severance Payment, will be forfeited and this Agreement will become null and void and unenforceable by any party.

7.       Confidentiality. Employee acknowledges and agrees that he will keep the terms and amounts paid pursuant to this Agreement completely confidential, except as to his attorney, tax advisor, and/or spouse and as required by law or in order to effectuate the terms of this Agreement.

8.       Miscellaneous Representations and Warranties. In consideration of German American’s willingness to enter into this Agreement, Employee hereby makes the following representations and warranties to German American: Employee is aware, by signing this Agreement, that Employee is giving up the right to initiate a lawsuit or pursue other legal proceedings; Employee agrees to abide by the agreements and covenants contained herein; there are no other promises or representations which have been made to Employee related to the matters covered herein, except those contained in this Agreement; and this Agreement should be construed in accordance with and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

9.       Section 409A. This Agreement is intended to comply with Code Section 409A or an exemption thereunder and shall be construed and administered in accordance with Code Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Code Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Code Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Code Section 409A to the maximum extent possible. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a “separation from service” under Code Section 409A.

Employee acknowledges that Employee has carefully read and reviewed the foregoing Agreement, acknowledges its contents, and agrees to be bound by its terms. Employee further acknowledges that Employee has had the opportunity to consult with an attorney and has been provided reasonable time to consider this Agreement.

SIGNATURE PAGE TO FOLLOW

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, by their duly authorized representatives.

EMPLOYEE

Date:

Printed Name:

Signature:

GERMAN AMERICAN BANK

By:
Mark A. Schroeder, Chairman and CEO

Date:

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Exhibit 10.1

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”) is made and entered into as of September 20, 2021, by and among GERMAN AMERICAN BANCORP, INC., an Indiana corporation (“German American”), and the undersigned securityholders (each, the “Securityholder,” which term is used to describe all undersigned securityholders together if more than one) of Citizens Union Bancorp of Shelbyville, Inc., a Kentucky corporation (the “Company”). All capitalized terms herein not otherwise defined shall have the meaning ascribed to them in the “Merger Agreement” (as defined below).

Recitals

WHEREAS, pursuant to that certain Agreement and Plan of Reorganization of even date herewith (the “Merger Agreement”), by and among German American, the Company, and their respective banking subsidiaries, the Company will merge (the “Merger”) into German American, with German American continuing as the surviving corporation and all of the outstanding common stock, without par value, of the Company (“Company Stock”) being exchanged for common stock, without par value, of German American and a cash payment;

WHEREAS, the Securityholder is the beneficial owner of, or exercises control and direction over, the number of issued and outstanding shares of Company Stock, as set forth on Exhibit A attached hereto;

WHEREAS, the Securityholder has had a fair opportunity to review the Merger Agreement and to consult with legal, tax, financial and other advisers of the Securityholder’s choosing to the extent such Securityholder has desired to have such consultation; and

WHEREAS, as a material inducement for German American to enter into the Merger Agreement with the Company and thereby provide the benefits of the Merger to the Securityholder, the Securityholder is willing (among other terms and conditions set forth in this Agreement) to (i) in accordance with the terms hereof, not transfer or otherwise dispose of any of such Securityholder’s shares of Company Stock, or any and all other shares or securities of the Company issued, issuable, exchanged or exchangeable, in respect of any Company Stock (the “Securities”) until the Securityholder’s shares are voted with respect to the Merger and (ii) vote or use best efforts to cause to be voted Company Stock as set forth herein.

Agreement

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, each Securityholder agrees with German American as follows:

1.             Transfer and Encumbrance. The Securityholder agrees that the Securityholder will not take or permit any action to, directly or indirectly, (i) transfer, sell, assign, give, pledge (excluding any pledges already in effect to commercial lenders that secure the repayment of money borrowed), exchange, or otherwise dispose of or encumber the Securities (except as may be specifically required by court order, in which case the Securityholder shall give German American prior written notice and any such transferee shall agree to be bound by the terms and conditions of this Agreement) prior to the “Expiration Date” (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date; (ii) deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto, in each case, in a manner that conflicts or may conflict with the Securityholder’s obligations hereunder; or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any of the Securities, in each case, in a manner that conflicts or may conflict with the Securityholder’s obligations hereunder. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) April 1, 2022, (ii) the date which is the day following the shareholder meeting at which the Merger is approved by the Company’s shareholders, (iii) the date the Board decides not to recommend or withdraws its recommendation of the Merger without a breach of Sections 4.01(d), 4.01(e) or 4.03(a), or Section 7.08 of the Merger Agreement, (iv) the termination of the Merger Agreement by either German American or Company in accordance with their respective rights under Article VII of the Merger Agreement prior to the meeting of the Company’s shareholders to approve the Merger, or (v) the termination of the Merger Agreement by either German American or the Company pursuant to Section 7.03(a) of the Merger Agreement.

2.             Agreement to Vote. Prior to the Expiration Date, at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, the Securityholder agrees to vote (or cause to be voted) the shares of Company Stock owned of record and beneficially by such Securityholder other than as a trustee of a benefit plan, which shares shall include, without limitation, all shares owned by such Securityholder individually, all shares owned jointly by such Securityholder and such Securityholder’s spouse, all shares owned by such Securityholder by any minor children (or any trust for their benefit), all shares owned by any business of which such Securityholder is the principal shareholder (but in each such case only to the extent such Securityholder has the right to vote or direct the voting of such shares), and specifically including all shares shown as owned directly or beneficially by such Securityholder on Exhibit A attached hereto or acquired subsequently hereto: (i) in favor of approval of the Merger, the Merger Agreement and the transactions contemplated thereby and any matter that could reasonably be expected to facilitate the Merger; (ii) in favor of any alternative structure as may be agreed upon by German American and the Company to effect the Merger; provided that such alternative structure is on terms in the aggregate no less favorable to the Securityholder from a financial point of view than the terms of the Merger set forth in the Merger Agreement (including, without limitation, with respect to the consideration to be received by the Securityholder); and (iii) against the consummation of any proposal looking toward the acquisition of control of the Company by any party not affiliated with German American, or any action, proposal, agreement or transaction (other than the Merger, the Merger Agreement or the transactions contemplated thereby) that in any such case would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement. This Agreement is intended to bind the Securityholder as a shareholder of the Company only with respect to the specific matters set forth herein. Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict the Securityholder from voting in his, her or its sole discretion on any matter other than those matters referred to in this Agreement.

3.             No Opposition. Prior to the Expiration Date, the Securityholder agrees not to take, or cause to be taken, any action in the Securityholder’s capacity as a holder of Securities of the Company that would, or would be reasonably likely to, have the purpose or effect of preventing the consummation of the Merger and the transactions contemplated by the Merger Agreement. Prior to the Expiration Date, the Securityholder agrees to take, or cause to be taken in its capacity as a holder of Securities of the Company, all actions necessary to effect the Merger and the transactions contemplated by the Merger Agreement.

4.             New Securities. The Securityholder hereby agrees that any shares of the capital stock or other securities of the Company that the Securityholder purchases or with respect to which the Securityholder otherwise acquires a right to acquire or other beneficial ownership (as such concept of beneficial ownership is interpreted for purposes of the beneficial ownership disclosure provisions of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission adopted thereunder) after the date of this Agreement and prior to the Expiration Date (the “New Securities”), and any and all other shares or securities of the Company issued, issuable, exchanged or exchangeable in respect of any New Securities, shall become subject to the terms and conditions of this Agreement to the same extent as if they constituted Securities.

5.             Representations, Warranties and Covenants of Securityholder. The Securityholder (and if more than one signatory exists for the Securityholder, all such signatories, jointly and severally) hereby represents and warrants to, and covenants with, German American that:

5.1.     Ownership. Except as may be noted on Exhibit A hereto, the person(s) or entity(ies) who or that has (have) signed this Agreement as the Securityholder have good and marketable title to, and is (are) the sole legal and beneficial owners of Securities in the numbers that are specified on Exhibit A. As of the date hereof, such person(s) or entity(ies) does (do) not beneficially own any shares of the capital stock of the Company or other securities issued by the Company other than the Securityholder’s Securities that are so identified. No person acting on behalf of any such person(s) or entity(ies) has provided German American with any information concerning the nature of ownership of the numbers of Securities identified on Exhibit A that is false or misleading in any respect material to German American.

5.2.     Authorization; Binding Agreement. The Securityholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby and has sole voting power and sole power of disposition, with respect to all of the shares of Company Stock included within the Securityholder’s Securities with no restrictions on its voting rights or rights of disposition pertaining thereto, except as specified on Exhibit A. The Securityholder has duly executed and delivered this Agreement and, assuming its due authorization, execution and delivery by German American, this Agreement is a legal, valid and binding agreement of the Securityholder, enforceable against the Securityholder in accordance with its terms.

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6.             Further Assurances. The Securityholder hereby covenants and agrees to execute and deliver, or cause to be executed or delivered, such proxies, consents, waivers and other instruments, and undertake any and all further action, necessary or desirable, in the reasonable opinion of German American, to carry out the purpose and intent of this Agreement and to consummate the Merger, the Merger Agreement and the transactions contemplated thereby.

7.             Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. In the event of termination of this Agreement upon the Expiration Date, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, that nothing herein shall relieve any party from liability hereof for any willful breach of this Agreement prior to the Expiration Date.

8.             Miscellaneous.

8.1.     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction (or deemed formally or informally by a governmental agency) to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. In the event that a governmental agency (including but not limited to the Board of Governors of the Federal Reserve System (the “FRB”)) expresses to German American any concern that this Agreement may be violative of law applicable to German American or the Securityholder, then German American shall so notify the Securityholder of such concern, and German American and the Securityholder shall cooperate with each other toward amending this Agreement in order to resolve such governmental agency’s concern(s).

8.2.     Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other; provided, however, that German American may freely assign its rights to a direct or indirect wholly-owned subsidiary of German American without such prior written approval but no such assignment shall relieve German American of any of its obligations hereunder. Any purported assignment without such consent shall be void. No provision of this Agreement shall be for the benefit of any third party, except that the Company is an intended third-party beneficiary of the Securityholder’s agreements pursuant to this Agreement.

8.3.     Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

8.4.     Specific Performance; Injunctive Relief. The parties hereto acknowledge that German American will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Securityholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to German American upon such violation, German American shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to German American at law or in equity.

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8.5.     Notices. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or national or international overnight courier service, or mailed by registered or certified mail, postage prepaid (effective (a) when delivered by hand, (b) one (1) business day after dispatch by overnight courier, and (c) three (3) business days after dispatch by mail), as follows:

If to German American, to:

Mr. Mark A. Schroeder

Chairman and Chief Executive Officer

German American Bancorp, Inc.

711 Main Street

Jasper, Indiana  47546

with a copy to:

Jeremy E. Hill, Esq.

Dentons Bingham Greenebaum LLP

10 W. Market Street

2700 Market Tower

Indianapolis, Indiana 46204

If to any person who has signed this Agreement as Securityholder, to the address that appears in the shareholder records of the Company, which have been provided to German American.

And in the event of notice to either German American or any person who has signed this Agreement as Securityholder, with a copy to:

David M. Bowling

Chief Executive Officer

Citizens Union Bancorp of Shelbyville, Inc.

1854 Midland Trail

Shelbyville, Kentucky 40065

with a copy to:

Nathan L. Berger, Esq.

Frost Brown Todd LLC

400 West Market Street, Suite 3200

Louisville, Kentucky 40202

8.6       Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Indiana without giving effect to any choice or conflict of law provision, rule or principle (whether of the State of Indiana or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Indiana.

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8.7       Entire Agreement. This Agreement contains the entire understanding of German American and Securityholder in respect of the subject matter hereof, and, except for any confidentiality agreements between German American and the Company binding upon the Securityholders, supersedes all prior negotiations and understandings between the parties with respect to such subject matters.

8.8       Counterparts. This Agreement may be executed (and delivered, in original form or by electronic mail or by facsimile transmission) in several counterparts, each of which shall be an original, but all of which together shall (when executed and delivered between or among two or more signatories) constitute one and the same agreement.

8.9       Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

8.10   No Limitation on Actions of the Securityholder as Director or Officer. Notwithstanding anything to the contrary in this Agreement, in the event the Securityholder, or a representative of the Securityholder, is an officer or director of the Company, nothing in this Agreement is intended or shall be construed to require the Securityholder, or its representative, as the case may be, in such individual’s capacity as an officer or director of the Company, to act or fail to act in accordance with such individual’s fiduciary duties in such capacity.

8.11   Remedies Not Exclusive. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

8.12   Disclosure. The Securityholder hereby authorizes German American and the Company to disclose the identity of the Securityholder and the nature and amounts of its commitments, arrangements and understandings under this Agreement (and to file publicly a copy of this Agreement in that connection) in any reports or other filings or communications that either German American or the Company may be required to file under any applicable law (without seeking confidential treatment of such disclosure), including without limitation the laws popularly known as Bank Holding Company Act of 1956, the Bank Merger Act, the Securities Exchange Act of 1934, and the Securities Act of 1933 (each as amended), and including, without limitation, any report filed with the Securities and Exchange Commission on Form 8-K or any Schedule 13D or Schedule 13G, any Registration Statement filed by German American under the Securities Act of 1933, and any applications or notices seeking or concerning regulatory review and/or approval of the Merger and/or this Agreement that may be filed with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Indiana Department of Financial Institutions and the Kentucky Department of Financial Institutions.

8.13   Attorney Fees. Except as otherwise provided herein, each party shall pay hereto shall pay its own costs, expenses and attorney’s fees in connection with the review and execution of this Agreement, any future negotiation or consultation in connection with this Agreement, and/or in the event of any judicial proceeding arising out of or related to this Agreement or which requires the interpretation or construction of this Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder,
Chairman and Chief Executive Officer

[GERMAN AMERICAN SIGNATURE PAGE TO VOTING AGREEMENT]

Lea M. Anderson, on behalf of herself and as Trustee of the Lea M. Anderson Revocable Trust

/s/ Lea M. Anderson
Lea M. Anderson

Susan A. McMullan Eden, as Trustee of the Susan A. McMullan Eden Trust, the Kadlam Family Trust, the Hugh River Trust and the Seaton Oaks Trust

/s/ Susan A. McMullan Eden
Susan A. McMullan Eden

Brian M. McMullan, as Trustee of the Brian M. and Amy C. McMullan Trust, the Lea M. McMullan Irrev UTD 8-11-93 and the Kadlam Family Trust

/s/ Brian M. McMullan
Brian M. McMullan

Amy C. McMullan, as Trustee of the Brian M. and Amy C. McMullan Trust, the James River Irrevocable Trust, the Ashton Oaks Irrevocable Trust and the Hartfield Irrevocable Trust

/s/ Amy C. McMullan
Amy C. McMullan

Kenneth D. Anderson

/s/ Kenneth D. Anderson
Kenneth D. Anderson

[SECURITYHOLDER SIGNATURE PAGE TO VOTING AGREEMENT]

Steven E. Barker, on behalf of himself and as Trustee of the Thomas Barker Trust, the Thomas & Agnes Barker Trust, the Betty P. Barker Trust and the Agnes Barker Trust

/s/ Steven E. Barker
Steven E. Barker

Edward B. Hayes

/s/ Edward B. Hayes
Edward B. Hayes

Katherine Hayes Trentham, on behalf of herself and as Trustee of the Edward B. Hayes Irrevocable Trust 5 and the Edward B. Hayes Irrevocable Trust 6

/s/ Katherine Hayes Trentham
Katherine Hayes Trentham

PNC DTC, as Trustee of the Ann Hayes Ronald Delaware Trust

/s/ Jon-Michael Childers
Jon-Michael Childers

William H. Borders

/s/ William H. Borders
William H. Borders

F. Patrick Hargadon

/s/ F. Patrick Hargadon
F. Patrick Hargadon

[SECURITYHOLDER SIGNATURE PAGE TO VOTING AGREEMENT]

Steve E. Higdon

/s/ Steve E. Higdon
Steve E. Higdon

D. Ray Leathers

/s/ D. Ray Leathers
D. Ray Leathers

Robert F. McDowell

/s/ Robert F. McDowell
Robert F. McDowell

Stephen H. Solomon

/s/ Stephen H. Solomon
Stephen H. Solomon

Gary L. Stewart

s/ Gary L. Stewart
Gary L. Stewart

David M. Bowling

/s/ David M. Bowling
David M. Bowling

Darryl T. Traylor

/s/ Darryl T. Traylor
Darryl T. Traylor

[SECURITYHOLDER SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A

SECURITYHOLDERS’ OWNERSHIP
OF COMPANY STOCK

Securityholder	Shares of Common Stock
Lea M. Anderson Revocable Trust	179,006
Susan A. McMullan Eden Trust	367,180
Brian M. and Amy C. McMullan Trust	339,356
James River Irrevocable Trust	55,643
Ashton Oaks Irrevocable Trust	55,643
Hartfield Irrevocable Trust	55,643
Lea M. McMullan Irrev UTD 8-11-93	30,300
Kadlam Family Trust	25,200
Hugh River Trust	10,369
Seaton Oaks Trust	10,369
Kenneth D. Anderson	6,796
Thomas Barker Trust	173,388
Thomas & Agnes Barker Trust	133,126
Betty P. Barker Trust	13,898
Agnes Barker Trust	4,000
Sarah H. Wilson	187,154
Katherine Hayes Trentham	186,426
Ann Hayes Ronald Delaware Trust	186,426
Edward B. Hayes	170,636
Edward B. Hayes Irrevocable Trust 5	7,581
Edward B. Hayes Irrevocable Trust 6	7,581
William H. Borders	12,980
F. Patrick Hargadon	14,796
Steve E. Higdon	2,511
D. Ray Leathers	5,000
Robert F. McDowell	4,200
Stephen H. Solomon	45,520
Gary L. Stewart	5,000
David M. Bowling	54,718
Darryl T. Traylor	45,002

Exhibit A

Exhibit 99.1

NEWS RELEASE

For additional information, contact:

Mark A. Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M. Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

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SEPTEMBER 20, 2021	GERMAN AMERICAN BANCORP, INC. AND CITIZENS UNION BANCORP OF SHELBYVILLE, INC. ANNOUNCE DEFINITIVE MERGER AGREEMENT

Jasper, Indiana: September 20, 2021 – German American Bancorp, Inc. (Nasdaq: GABC) (“German American”) and Citizens Union Bancorp of Shelbyville, Inc. (“CUB”) announced today that they have entered into a definitive agreement to merge CUB into German American. Upon completion of the transaction, CUB’s subsidiary bank, Citizens Union Bank of Shelbyville, Inc., will be merged into German American’s subsidiary bank, German American Bank.

Under terms of the definitive agreement, CUB common shareholders will receive a fixed exchange ratio of 0.7739 shares of German American common stock for each share of CUB in a tax-free exchange, and a cash payment of $13.44 per CUB share. Based on the number of CUB common shares expected to be outstanding at closing, German American would issue approximately 2.9 million shares of its common stock, and pay approximately $49.8 million cash, for all of the issued and outstanding common shares of CUB. German American has also agreed, upon completion of the merger, to make a cash payment in cancellation of CUB’s unexercised stock options, which payment is currently estimated to total approximately $0.9 million, if none of the outstanding options were to be exercised before closing.

Based upon the $35.99 per share volume-weighted average price of German American’s common shares over the 10-day trading period ended September 17, 2021, the transaction has an aggregate indicated value of approximately $154.0 million, with the total merger consideration being split between stock and cash on an approximate 67:33 basis. Upon consummation of the transaction, German American and CUB will have combined assets of approximately $6.4 billion, based upon June 30, 2021 financials. Giving effect to the merger today, the combined company would have 83 banking offices in 19 counties in Indiana and 15 counties in Kentucky.

Mark A. Schroeder, Chairman and CEO of German American, stated, “This merger with Citizens Union represents another important, strategic opportunity for German American, and enhances our presence in the vibrant Louisville, Kentucky metropolitan market area. Our combined operations in the broader Louisville market area places us in a top 10 market share position in the largest metropolitan market area in the Commonwealth of Kentucky. CUB has built a solid community banking franchise in each of the Kentucky markets they serve giving German American an opportunity to provide our extensive offerings of banking, insurance and investment products and services to CUB’s current and prospective clients. We are excited to welcome the Citizens Union customers, employees, communities and shareholders to the German American family.”

NEWS RELEASE

September 20, 2021	2 of 5

Schroeder continued, “We expect that this strategic transaction will be materially accretive to German American’s earnings per share during the twelve months following completion of the transaction, and will have a relatively quick tangible book value earn back period of less than three years. German American’s pro forma capital ratios will continue to significantly exceed regulatory well-capitalized levels, enabling us to continue to take advantage of future growth opportunities throughout our markets in Kentucky, as well as within and adjacent to our existing Southern Indiana market area.”

David M. Bowling, Chief Executive Officer of CUB, stated, “This strategic partnership with German American, one of the best performing community banking organizations in the nation, will enable us to deepen and broaden the financial services offerings we provide in all our markets. Strategically and culturally, we are exceptionally well aligned with German American’s commitment to their community banking business model centered on delivering exceptional customer service and on a willingness to invest in the local communities they serve. German American’s reputation, financial strength and operational capabilities will provide tremendous value to our customers, employees, communities and shareholders.”

The transaction is expected to close in the first quarter of 2022. Completion of the transaction is subject to approval by regulatory authorities and by holders of a majority of the issued and outstanding common shares of CUB, as well as certain other closing conditions. In connection with the definitive agreement, German American entered into a voting agreement with each of the members of the CUB board of directors and with certain other CUB shareholders, who collectively hold approximately 60% of the outstanding shares of CUB common stock. Subject to the terms and conditions of the voting agreement, the shareholders who are parties to the agreement have agreed to vote their shares in favor of the transactions contemplated by the definitive agreement.

Piper Sandler & Co. served as financial advisor on the transaction to German American and Dentons Bingham Greenebaum LLP served as legal counsel.

ProBank Austin served as financial advisor on the transaction to CUB and Frost Brown Todd LLC served as legal advisor.

NEWS RELEASE

September 20, 2021	3 of 5

Additional Information

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed merger will be submitted to the CUB shareholders for their consideration. In connection with the proposed merger, German American will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement for CUB and a prospectus for German American and other relevant documents concerning the proposed merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus once filed, as well as other filings containing information about German American, without charge, at the SEC’s website (http://www.sec.gov) or by accessing German American’s website (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to David M. Bowling, Chief Executive Office, Citizens Union Bancorp of Shelbyville, Inc., 1854 Midland Trail, Shelbyville, Kentucky 40065, telephone 866-633-4450.

German American and CUB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CUB in connection with the proposed merger. Information about the directors and executive officers of German American is set forth in the proxy statement for German American’s 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 30, 2021, which information has been updated by German American from time to time in subsequent filings with the SEC. Information about the directors and executive officers of CUB will be set forth in the proxy statement/prospectus relating to the proposed merger. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

NEWS RELEASE

September 20, 2021	4 of 5

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between German American and CUB, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of German American and CUB will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of CUB’s shareholders, and the ability to complete the Merger on the expected timeframe; the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation; the ability of German American to complete integration and attract new customers; possible changes in economic and business conditions; the severity and duration of the COVID-19 pandemic and its impact on general economic and financial market conditions and our business, results of operations and financial condition; the existence or exacerbation of general geopolitical instability and uncertainty; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and other risks and factors identified in German American’s filings with the Securities and Exchange Commission. Neither German American nor CUB undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, German American’s and CUB’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

NEWS RELEASE

September 20, 2021	5 of 5

About German American

German American Bancorp, Inc. is a Nasdaq-traded (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 68 banking offices in 19 contiguous southern Indiana counties and eight counties in Kentucky. The Company also owns an investment brokerage subsidiary (German American Investment Services, Inc.) and a full line property and casualty insurance agency (German American Insurance, Inc.). At June 30, 2021, German American reported total assets of approximately $5.3 billion, total loans (net of allowance) of approximately $3.0 billion, and total deposits of approximately $4.4 billion.

About CUB

Citizens Union Bancorp of Shelbyville, Inc. is a bank holding company headquartered in Shelbyville, Kentucky. CUB has branch offices located in Shelby, Jefferson, Spencer, Bullitt, Oldham, Owen, Gallatin and Hardin counties in Kentucky. At June 30, 2021, CUB reported total assets of approximately $1.1 billion, total loans (net of allowance) of approximately $707.5 million, and total deposits of approximately $889.2 million.

Exhibit 99.2

Symbol: GABC September 2021 Merger with Citizens Union Bancorp of Shelbyville, Inc. Shelbyville, Kentucky 1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward‐looking statements made pursuant to the safe‐harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward‐looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward‐looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between German American Bancorp, Inc.(“German American”) and Citizens Union Bancorp of Shelbyville, Inc.(“Citizens Union”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward‐looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward‐looking statements, including, among other things: the risk that the businesses of German American and Citizens Union Bancorp will not be integrated successfully or such integration may be more difficult, time‐consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of Citizens Union Bancorp’s shareholders, and the ability to complete the Merger on the expected timeframe; the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation; possible changes in economic and business conditions; the severity and duration of the COVID-19 pandemic and its impact on general economic and financial market conditions and our business, results of operations and financial condition; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of German American to complete integration and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and other risks and factors identified in German American’s filings with the Securities and Exchange Commission. German American does not undertake any obligation to update any forward‐looking statement, whether written or oral, relating to the matters discussed in this presentation. In addition, German American’s and Citizens Union Bancorp’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION FOR INVESTORS Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The Merger will be submitted to the Citizens Union Bancorp’s shareholders for their consideration. In connection therewith, German American will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement for Citizens Union Bancorp and a prospectus for German American, as well as other relevant documents concerning the Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus (once filed), as well as other filings containing information about German American, without charge, at the SEC's website (http://www.sec.gov). You may also obtain these documents, without charge, by accessing German American’s Web site (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information.” Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to Mr. David Bowling, CEO, Citizens Union Bancorp, 1854 Midland Trail Shelbyville, KY 40065. German American and Citizens Union Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Citizens Union Bancorp in connection with the Merger. Information regarding the interests of those persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Transaction Highlights 4 • Attractive addition to German American franchise: – Expands GABC’s market share position in the attractive Louisville, KY market (1) • Tripling market share to 2.47%, a top-10 overall market share position in a major metro market • Increases German American’s deposit market share rank to #4 of banks with less than $20 billion assets • Logical expansion within the Louisville market, enhancing the Company’s existing Indiana footprint and Louisville Commercial LPO • Further expands German American’s Kentucky footprint following upon the Citizens First Corp. merger in 2019 and First Security, Inc. merger in 2018 – Complimentary community banking model & culture with opportunity to expand relationships with Citizens Union customers – Retention of key Citizens Union personnel - David Bowling (current CEO) and Darryl Traylor (current President) will assume regional roles in a senior advisory capacity as Regional Chairman and Vice Chairman, respectively • Financially Compelling: – ~14% accretive to first full year EPS(2) – ~2.50 earn back period and 3.2% dilutive to TBV at closing(3) – ~200+ bps improvement in 2023E ROATCE (first full year of combined operations with 100% cost saves) – Price / LTM Net Income + Cost Savings of 8.2x(4) – Pro forma tangible common equity / tangible assets > 9.5% at close leaves GABC well positioned for continued growth 1) Defined as MSA of Louisville, KY 2) Excludes one-time costs. Assumes 100% phase-in of projected cost savings 3) Tangible book value per share earn back period defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share (“crossover”) 4) Based on GABC’s 10 Day VWAP $35.99 as of September 17, 2021

Transaction Overview 5 • GABC to acquire 100% of Citizens Union Bancorp of Shelbyville. Citizens Union Bank of Shelbyville will be merged with and into GABC’s banking subsidiary, German American Bank • Approximately 67% stock / 33% cash mix – Citizens Union pro forma ownership of approximately 10%(1) • Each common shareholder will receive 0.7789 shares of GABC common stock and $13.44 in cash • Unexercised stock options will be cashed out Structure / Consideration Purchase Price (1)(2) Board / Management Other Terms Approvals / Timing • $41.29 per share or $154.0 million in aggregate consideration(1)(2) • Price / tangible book value of 155% • Price / LTM net income of 14.0x • Price / LTM net income + cost savings of 8.2x(3) • Core deposit premium of 6.5%(4) • David Bowling, CEO of Citizens Union, and Daryl Traylor, President of Citizens Union, will assume regional roles in a senior advisory capacity as Regional Chairman and Vice Chairman, respectively • Citizens Union shall have a minimum net worth at closing with any shortfall deducted from the cash consideration • Termination fee of $6.5 million • Customary regulatory approvals and shareholder approval by a majority of Citizens Union shareholders(5) • Estimated close and conversion in Q1 2022 1) Based on GABC’s 10 Day VWAP $35.99 as of September 17, 2021 2) Based on 3,706,299 shares of common stock outstanding; 51,336 unexercised stock option shares with weighted average strike price of $23.40 3) Assumes fully phased-in cost savings 4) Excludes CDs greater than $100k 5) All of the members of the Board of Directors and certain other shareholders of Citizens Union Bancorp have entered into a Voting Agreement with GABC (representing approximately 60% of the shares outstanding), pursuant to which they agreed to vote their shares in favor of the merger

Attractive Addition to Kentucky Franchise

Balance Sheet & Select Metrics as of 6/30/21

Citizens Union Demographic Information (3)

Pro Forma Branch Map

GABC
CUB
Louisville, KY MSA
Franklin
Oxford
Cincinnati
Florence
Columbus
Robinson
Vincennes
Jasper
New Albany
Louisville
Valley Station
Georgetown
Frankfort
Lexington
Nicholasville
Henderson
Radcliff
Elizabethtown
Danville
Leitchfield
Madisonville
Mammoth Cave N.P.
Campbellsville
Monticello
Hopkinsville
Clarksville

German American
Banking | Insurance | Investments

6

Citizens Union’s major Kentucky markets enhance GABC’s overall demographics Attractive Addition to Kentucky Franchise GABC CUB Louisville, KY MSA Pro Forma Branch Map Source: S&P Global Market Intelligence, Company documents 1) Based on 3,706,299 shares of CUB common stock outstanding 2) GABC YTD Diluted Earnings Per Share 3) Demographic & deposit data as of June 30, 2021 6 Balance Sheet & Select Metrics as of 6/30/21 Balance Sheet ($M) GABC CUB Total Assets $5,348 $1,074 Total Loans (Excl. HFS) $3,071 $716 Total Deposits $4,450 $889 Tangible Common Equity $520 $99 TCE/TA 10.0% 9.3% Per Share Data (1) Tanigble Book Value Per Share $19.58 $26.81 YTD Earnings Per Share (2) $1.64 $1.58 Other Banking Offices 68 15 2010-2021 Projected 2021-2026 Location # of Brchs Deposits In Market ($M) Population Change (%) Population Change (%) HH Income Change (%) MSA Louisville/Jefferson County, KY-IN 11 703.2 5.76 2.02 9.78 Cincinnati, OH-KY-IN 1 33.2 4.53 1.71 9.70 Elizabethtown-Fort Knox, KY 1 27.5 4.57 2.12 7.31 County Not In Any MSA Owen County, Kentucky 2 128.5 1.01 1.21 7.05 Citizens Union Demographic Information (3)

Due Diligence Summary 7 • Comprehensive due diligence process • In-depth review of credit files, underwriting methodology and policy • Approximately 71% of the total loan portfolio, approximately 81% of commercial loans (excluding PPP loans), and 100% of non-performing loans were reviewed • Detailed review of expenses on a line item basis Modeling Assumptions • Estimated credit mark of $14.9 million ($5.7 million net of reserves), consisting of: – PCD credit mark of $9.1 million (recorded as ACL) – Non-PCD credit mark of $5.8 million, accreted through earnings over 4 years SYD • Day 2 CECL reserve for Non-PCD loans of $5.8 million • Assumes 35% cost savings – 75% phased-in in 2022 and 100% thereafter • $1.0 million pre-tax time deposit write-up, amortized over life of the deposits • $1.7 million pre-tax FHLBs write-up, amortized over life of the borrowings • $2.8 million pre-tax TruPS write-down, accreted over 13.5 years • Core deposit intangible of $3.3 million or 0.50% amortized sum-of-years-digits over 10 years • Pre-tax, one-time buyer and seller combined costs are estimated at $19.3 million; assumed to be 34% realized prior to transaction closing Due Diligence Highlights

Summary Highlights • Enhances market position, following upon prior mergers with Citizens First Corp. and First Security Inc., in key, attractive Kentucky markets • Similar cultural fit for transitioning post-close • Pro forma total assets approaching $6.5 billion at close • Financially compelling: – ~14% accretive to EPS in the first full year(1) – Modest TBV dilution with ~2.50 year earn back (crossover method)(2) – ~200+ bps improvement in 2023E ROATCE (first full year of combined operations with 100% cost saves) • Strong pro forma capital levels with flexibility to continue future growth 8 1) Excludes one-time costs. Assumes 100% phase-in of projected cost savings 2) Tangible book value per share earn back period defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share (“crossover”)

9 Disciplined, Proven Acquiror 2013 United Commerce Bancorp • $128mm assets 2016 River Valley Bancorp • $519mm assets 2018 5 branches from MainSource Financial Group, Inc. • $175mm deposits First Security • $572mm assets 2019 Citizens First Corporation • $476mm assets 2011 American Community Bancorp • $326mm assets 2021 (pending) Citizens Union Bancorp of Shelbyville • $1.1bn assets